    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 4, 1996


                                                       REGISTRATION NO. 333-5419
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------


                                AMENDMENT NO. 3

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                       TRUSTED INFORMATION SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      7372
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                   51-0375640
                                (I.R.S. EMPLOYER
                              IDENTIFICATION NO.)

                               ------------------

                              3060 WASHINGTON ROAD
                               GLENWOOD, MD 21738
                                 (301) 854-6889
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               STEPHEN T. WALKER
                       TRUSTED INFORMATION SYSTEMS, INC.
                              3060 WASHINGTON ROAD
                               GLENWOOD, MD 21738
                                 (301) 854-6889
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ------------------

                                   Copies to:

        EDWIN M. MARTIN, JR., ESQUIRE                  GERALD S. TANENBAUM, ESQUIRE
            PIPER & MARBURY L.L.P.                       CAHILL GORDON & REINDEL
         1200 NINETEENTH STREET, N.W.                         80 PINE STREET
             WASHINGTON, DC 20036                           NEW YORK, NY 10005
                (202) 861-3900                                (212) 701-3000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                               ------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS                   Subject to Completion

                             Dated October 4, 1996

2,900,000 Shares
tis LOGO
TRUSTED INFORMATION SYSTEMS, INC.
Common Stock

(par value $.01 per share)

All of the shares of Common Stock (the "Common Stock") offered hereby (the "Offering") are being offered by Trusted Information Systems, Inc., a Delaware corporation (the "Company"). See "Underwriting."


Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price of the Common Stock will be between $11.00 and $13.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. Upon completion of the Offering, the directors and executive officers of the Company and trusts for the benefit of members of their families will beneficially own approximately 43.0% of the Company's outstanding Common Stock. See "Risk Factors -- Control by Directors and Officers" and "Principal Stockholders."



The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "TISX."


SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                                       PRICE TO         UNDERWRITING       PROCEEDS TO
                                                        PUBLIC          DISCOUNT (1)       COMPANY (2)
---------------------------------------------------------------------------------------------------------
Per Share                                          $                  $                  $
---------------------------------------------------------------------------------------------------------
Total (3)                                          $                  $                  $
---------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company estimated at $925,000.

(3) The Company has granted the Underwriters an option to purchase up to an additional 435,000 shares of Common Stock, on the same terms set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be
$       , $       and $       respectively. See "Underwriting."

The shares of Common Stock offered by this Prospectus are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Cahill Gordon & Reindel, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will be made against payment therefor on or about
            , 1996 at the offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York.

J.P. MORGAN & CO.
                          DONALDSON, LUFKIN & JENRETTE
                               SECURITIES CORPORATION

                                                                     FURMAN SELZ
            , 1996

    (GRAPHIC: DIAGRAM OF TODAY'S ELECTRONIC INFORMATION SECURITY CHALLENGES)

     (GRAPHIC: DIAGRAM OF TIS'S ELECTRONIC INFORMATION SECURITY SOLUTIONS)

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

No person has been authorized to give any information or make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation.

No action has been or will be taken in any jurisdiction by the Company or any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

                               TABLE OF CONTENTS

                                         PAGE
Prospectus Summary....................     4
Risk Factors..........................     8
Use of Proceeds.......................    16
Dividend Policy.......................    16
Capitalization........................    17
Dilution..............................    18
Selected Financial Data...............    19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    20
Business..............................    27
Management............................    44

                                         PAGE
Certain Relationships and Related
  Party Transactions..................    50
Principal Stockholders................    51
Description of Capital Stock..........    52
Shares Eligible for Future Sale.......    54
Underwriting..........................    55
Legal Matters.........................    56
Experts...............................    56
Additional Information................    56
Glossary of Terms.....................    57
Index to Financial Statements.........   F-1

UNTIL           , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

The Company intends to furnish stockholders with annual reports containing financial statements audited by its independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.


The Trusted Information Systems, Inc. logo and Trusted Mach are registered trademarks or servicemarks of the Company. Trademark registrations are pending for TIS, Gauntlet, RecoverKey, CKE, KRT, Key Recovery Technology and Building A World of Trust. This Prospectus also includes trademarks, servicemarks and tradenames of other companies.

                               PROSPECTUS SUMMARY


The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this Prospectus. As used herein, the terms "Company" and "TIS," unless otherwise indicated, refer to Trusted Information Systems, Inc. and its subsidiaries. Except as otherwise noted or the context otherwise requires, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) reflects an effective 24.538-for-1 stock split of the Common Stock.


                                  THE COMPANY

Trusted Information Systems, Inc., founded in 1983, provides comprehensive security solutions for protection of computer networks, including global Internet-based systems, internal networks and individual workstations and laptops and is a leading provider of firewall products. The Company develops, markets, licenses and supports the Gauntlet family of firewall products. These products allow customers to create "trusted" networks that are protected from access, theft and damage by unauthorized users from "untrusted" networks such as the Internet and also enable the creation of virtual private networks ("VPNs") through the encrypted transmission of information across untrusted networks. The Company emphasizes the robustness of its security solutions, its long experience with computer security and cryptography issues and its ability to provide comprehensive solutions to customers. The Company also emphasizes its strong reputation with corporate and government computer security professionals in the United States and abroad as a pioneer in the field of computer network security.

The Company's Gauntlet Internet Firewall, introduced in 1994, was derived from the TIS Internet Firewall Toolkit which has been available on the Internet since 1993 and has been downloaded more than 34,000 times to more than 15,000 discrete locations worldwide. To date, more than 1,700 Gauntlet Internet Firewalls have been licensed to customers, including the following or subsidiaries thereof:
Chrysler Corporation, Microsoft Corporation, NationsBank Corporation, Royal Dutch Petroleum Co. and Swiss Bank Corporation. In January 1996, the Company initiated a telemarketing program to upgrade TIS Internet Firewall Toolkit users to the Gauntlet family of firewall products. These products use a proxy-based application gateway system rather than a filtering gateway system, thus assuring a higher level of security by prohibiting direct connections between networks and by permitting only specifically approved application data to flow into and out of the trusted network. Additionally, the Gauntlet family of firewall products is built on an operating system that has been modified or "hardened" for greater system security. TIS employs a "Crystal Box" approach in which source code is distributed to allow for assurance reviews by the Company's customers, resellers and other experts. The Gauntlet Internet Firewall is available on an Intel Pentium-based platform as well as other platforms such as Hewlett-Packard, Silicon Graphics and Sun Microsystems workstations. The Company expects that its Gauntlet Internet Firewall versions supporting Sun Microsystems' Solaris and Microsoft's Windows NT Server will be commercially available by the end of 1996. The Gauntlet family of firewall products also includes the recently introduced Gauntlet Intranet Firewall for internal networks, Gauntlet Net Extender for remote sites and Gauntlet PC Extender for desktop or mobile computer users.

Initially, the Company focused on consulting to major corporations such as Digital Equipment Corporation, International Business Machines Corporation and MCI Communications Corporation, and it has continued to provide computer security consulting to major corporations throughout its history. The Company's commercial consulting practice offers expert technology research services, consultation on security issues associated with products and services, corporate information security policy development, architectural and diagnostic security analysis, firewall configuration and maintenance support and training for corporate network and security administration personnel. These services are carried out by a staff of 12 persons who average more than 15 years of information security experience in both commercial and government organizations.

The Company believes that full commercial utilization of the Internet has been hampered by lack of security and the vulnerability of the Internet and private networks connected to the Internet. The very openness of the Internet means that transmitted information and data stored in connected hosts are exposed to other users who are able, in the absence of effective security measures, to gain access to, manipulate and divert the data. This fundamental weakness requires that organizations and individuals weigh security concerns against the perceived commercial opportunities presented by millions of Internet users.

To satisfy an organization's desire both to conduct commerce on public networks and to keep hackers and viruses outside of its trusted network, firewalls are designed to monitor and regulate the traffic passing into and out of the trusted network. Organizations are vulnerable not only to unauthorized access to information resources by outsiders, but also to abuse by employees within their own organizations. The Company believes that firewalls and encryption are key elements in providing solutions to these security issues. International Data Corporation has recently forecast that revenues from new licenses of firewall software will grow from approximately $160 million in 1995 to approximately $980 million in 2000.

To capitalize on this opportunity, the Company is pursuing a focused marketing strategy to achieve greater market penetration through complementary domestic and international distribution channels, including direct sales, resellers and telesales. The Company's direct sales force markets its products and services to Fortune 500 corporations and organizations with complex information security needs, such as telecommunications companies, finance and banking institutions, petrochemical companies and pharmaceutical companies. The Company's more than 50 resellers include Internet service providers such as BBN Internet Service Corp., Demon Internet Limited, PSINet, Inc., Unipalm Limited and UUNet Technologies, Inc.; value added resellers and hardware vendors such as Bull Enterprise Systems, Data General Corporation, HITACHI Ltd., Silicon Graphics, Inc. and Sumitomo Electric Systems Company, Ltd.; system integrators such as AvantComp Oy, Conjungi Corporation, Fujitsu Systems Business of Canada, Inc. and Media Communications STM AB; and security product vendors such as Hanil Telecom Co., Ltd., Mergent International, Inc. and Virtual Open Network Environment Corporation ("V-One").

Prior to founding TIS in 1983, Stephen T. Walker spent 20 years working on computer security issues at the National Security Agency ("NSA"), the Advanced Research Projects Agency ("ARPA") and the Office of the Secretary of Defense. While working for the U.S. Department of Defense, Mr. Walker was responsible for the development of network security standards and policies, as well as for the establishment of the Department of Defense Computer Security Initiative, the first comprehensive attempt in the Department of Defense at managing computer security systems solutions. Mr. Walker is widely recognized as a pioneer in the field of computer network security. He has testified before Congress as an expert witness on these issues on numerous occasions and has played an instrumental role in assisting the U.S. government to formulate encryption export policy. Mr. Walker's experience is complemented by other members of the Company's senior management team who average over 20 years of experience working on computer security and networking issues in industry and government.

In 1987, TIS began to perform consulting and research and development projects for government agencies, including the NSA and ARPA. These activities have contributed to the Company's in-depth understanding of the technologies, threats and user requirements in computer security and have contributed to the development of the TIS Internet Firewall Toolkit and the Gauntlet family of firewall products. The Company continues to provide research and development and consulting services to government agencies in areas such as next generation firewalls, distributed trusted operating systems, Internet domain name services, international cryptography and advanced cryptographic key handling and recovery techniques.


The Company's position as an adviser and supplier to industry and the government has enabled it to become a leader in developing a key recovery solution, based on its proprietary technology generally known as RecoverKey or Key Recovery Technology ("KRT") ("RecoverKey/KRT"), to permit the export of products with strong cryptography while protecting the interests of security and law enforcement agencies. The Clinton administration policy, as outlined by the Vice President on July 12, 1996 and October 1, 1996, links the relaxation of export controls to systems that include the use of key recovery. The Company has incorporated its RecoverKey-International solution (formerly known as Commercial Key Escrow ("CKE")) into its Gauntlet Internet Firewall. In January 1996, the U.S. government granted the Company an export license for a particular transaction involving the Gauntlet Internet Firewall using the DES algorithm (56 bits). This was the first export license granted because the encryption is combined with a key recovery system. In June 1996, the U.S. government granted the Company several export licenses to sell the Gauntlet Internet Firewall in order to provide Global Virtual Private Network services.


The Company was incorporated in Maryland in 1983 and was reincorporated in Delaware in 1996. The Company's principal executive offices are located at 3060 Washington Road, Glenwood, Maryland 21738. Its telephone number is (301) 854-6889. The Company's home page on the World Wide Web is www.tis.com.

                                  THE OFFERING

COMMON STOCK OFFERED................     2,900,000 shares


COMMON STOCK OUTSTANDING AFTER THE
OFFERING............................     10,442,447(1)


USE OF PROCEEDS.....................     Working capital and other general
                                         corporate purposes including expansion
                                         of distribution capabilities, further
                                         development of products and technology,
                                         expansion of service and support
                                         capabilities, repayment of short-term
                                         borrowings and potential acquisitions.

DIVIDEND POLICY.....................     The Company intends to retain its
                                         earnings to fund development of its
                                         business and does not anticipate paying
                                         cash dividends in the foreseeable
                                         future. See "Dividend Policy."

RISK FACTORS........................     For a discussion of certain
                                         considerations relevant to an
                                         investment in the Common Stock, see
                                         "Risk Factors."

PROPOSED NASDAQ NATIONAL MARKET
SYMBOL..............................     "TISX"
---------------

(1) Excludes 1,314,355 shares of Common Stock reserved for issuance under outstanding stock options as of September 15, 1996. See "Management -- Employee Stock Options Plans" and "-- Directors' Stock Option Plan" and Note 5 of Notes to Consolidated Financial Statements.

                             SUMMARY FINANCIAL DATA

The following table sets forth summary financial data derived from the consolidated financial statements of the Company. The data should be read in conjunction with the consolidated financial statements and notes thereto and other financial information included elsewhere in this Prospectus.

                                                 --------------------------------------------------------------
                                                                FISCAL YEAR(1)                   FIRST HALF(1)
      In thousands, except per share data         1991     1992     1993     1994      1995      1995     1996
                                                 ------   ------   ------   -------   -------   ------   ------
                                                   (UNAUDITED)                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA
Revenues
  Government contracts.........................  $5,191   $6,262   $8,343   $11,258   $12,327   $6,042   $5,352
  Commercial products..........................      --       --       --     1,003     4,271    1,412    3,732
  Commercial consulting services...............     834      568      448       856     1,492      835      534
                                                 ------   ------   ------   -------   -------   ------   ------
    Total revenues.............................   6,025    6,830    8,791    13,117    18,090    8,289    9,618
Gross profit...................................   2,343    2,454    2,972     4,914     7,225    2,931    4,226
Income (loss) from operations..................     213      262      192     1,271     2,353      787   (1,459)
Net income (loss)..............................      38       74       35       675     1,344      471     (920)
Net income (loss) per share....................  $   --   $  .01   $   --   $   .08   $   .15   $  .05   $ (.11)
Weighted average shares outstanding............   8,563    8,419    8,369     8,526     8,885    8,750    8,110

                                                                    --------------------------------------
                                                                                      JUNE 28, 1996
                                                                    DECEMBER 29,                  AS
                                                                        1995       ACTUAL     ADJUSTED(2)
                                                                    ------------   -------   -------------
                                                                                       (UNAUDITED)
BALANCE SHEET DATA
Cash, cash equivalents and marketable securities..................    $     54     $ 5,653      $33,412
Working capital...................................................         210       1,278       32,717
Total assets......................................................      10,222      19,424       47,184
Total debt........................................................       3,264       6,799        3,119
Shareholders' equity..............................................       2,407       5,089       36,528

---------------
(1) The ending dates of these fiscal years are December 27, 1991, December 25, 1992, December 31, 1993, December 30, 1994 and December 29, 1995. The ending dates of these first halves are June 30, 1995 and June 28, 1996.
(2) Adjusted to reflect the sale of 2,900,000 shares of Common Stock offered hereby (assuming an initial public offering price of $12.00 per share) and the application of a portion of the estimated net proceeds therefrom to repay short-term borrowings. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

In addition to the other information in this Prospectus, the following risk factors should be considered in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

TRANSITION TO COMMERCIAL PRODUCT VENDOR

Historically, the Company's principal business had been contract research and development, primarily for U.S. government agencies or companies engaged in work for U.S. government agencies. In addition, the Company performed consulting for major companies. The Company introduced its Firewall Toolkit on the Internet in October 1993 and announced its first commercial firewall product, the Gauntlet Internet Firewall, in April 1994. The transition to a commercial product vendor requires the Company to significantly expand its self-funded research and development, to continually introduce new products and add features to existing products, to enhance its domestic and international sales force and establish additional distribution channels and to further expand its management team. In addition, the Company must adapt to the demands of an emerging and rapidly changing commercial market, intense competition and changing technology and industry standards. There can be no assurance that the Company can make this transition successfully or that the Company will be able to penetrate the commercial markets in a manner sufficient to assure its success in the future. The Company believes it is likely that, as a result of its transition from government contract research and development to a commercial product vendor, its historical financial performance will not be indicative of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- TIS Strategy."

MANAGEMENT OF GROWTH


The Company has experienced changes in its operations which have placed significant demands on the Company's administrative, operational, technical and financial resources. The General Manager of the Commercial Division, the Chief Financial Officer and the Vice President, Sales of the Commercial Division have been with the Company for less than one year. To compete effectively, both in its domestic and international operations, and to manage future growth, if any, the Company must continue to strengthen its operational, financial and management information reporting systems, controls and procedures on a timely basis and expand, train and manage its work force. There can be no assurance that the Company will be able to take such actions successfully. The failure of the Company's management team to effectively manage growth, should it occur, could have a material adverse effect on the Company's financial condition or results of operations.


POTENTIAL SIGNIFICANT FLUCTUATIONS IN QUARTERLY OPERATING RESULTS AND LENGTHY SALES CYCLE

The Company anticipates significant quarterly fluctuations in its operating results in the future. The Company generally ships orders for commercial products as they are received and, as a result, has little backlog for commercial products. Quarterly revenues and operating results therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast. The Company may, like many companies in businesses similar to the Company, receive a disproportionate share of orders late in the fiscal quarterly period, which makes forecasting quarterly results even more difficult. In addition, government contracts revenues and consulting services revenues tend to fluctuate as projects, which may continue over several quarters, are undertaken or completed. Operating results may also fluctuate on a quarterly basis due to factors such as the demand for the Company's products, the introduction of new products and product enhancements by the Company or its competitors, market acceptance of new products introduced by the Company or its competitors and the size, timing, cancellation or delay of customer orders, including cancellation or delay in anticipation of new product introduction or enhancement. The Company's quarterly operating results are also affected by the budgeting cycles of customers, changes in the proportion of revenues attributable to licenses and consulting fees, changes in the mix of products sold, changes in the percentage of products sold through the Company's direct sales force, changes in product pricing, changes in the development of the Company's direct and indirect distribution channels, competitive conditions in the industry and changes in general economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Due to the foregoing factors, it is likely that in some future quarters the Company's operating results will be below the expectations of public market analysts and investors. Regardless of the general outlook for the Company's business, the announcement of quarterly operating results below analyst and investor expectations could have a material and adverse effect on the price of the Company's Common Stock.

SALES AND DISTRIBUTION RISKS

The Company currently has over 35 employees in direct commercial sales and marketing, many of whom have been employed by the Company for less than a year. In order to increase its direct sales effort, the Company will need to increase the size of its internal sales and marketing staff and increase the staff's productivity. There can be no assurance that such internal expansion will be successfully completed, that the cost of such expansion will not exceed the revenues generated or that the Company's sales and marketing operation will successfully compete against the more extensive and well funded sales and marketing operations of many of the Company's current and future competitors. The Company has approximately 50 resellers worldwide. There can be no assurance that the Company will be able to retain its resellers or attract additional resellers or that its resellers will be able to market the Company's products effectively and will be qualified to provide timely and cost-effective customer support and service. The Company's resellers may carry competing product offerings. There can be no assurance that any reseller will continue to represent the Company's products. The inability to recruit, or the loss of, important sales personnel or resellers could materially adversely affect the Company's financial condition or results of operations. See
"Business -- Competition" and "-- Sales and Marketing."

RISKS ASSOCIATED WITH INFORMATION SECURITY MARKET

The market for the Company's software products is in an early stage of development. Declines in demand for the Company's products, whether as a result of competition, technological change, the public's perception of the need for security products, developments in the hardware and software environments in which these products operate, general economic conditions or other factors, could have a material adverse effect on the Company's financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

A well-publicized actual or perceived breach of network or computer security could trigger a heightened awareness of computer abuse, resulting in an increased demand for security products such as those offered by the Company. Similarly, an actual or perceived breach of network or computer security at one of the Company's customers, regardless of whether such breach is attributable to the Company's products, could adversely affect the market's perception of the Company and the Company's financial condition or results of operations. In addition, although the effectiveness of the Company's products is not dependent upon the secrecy of its proprietary technology or licensed technology, the public disclosure of its proprietary technology could result in a perception of breached security and reduced effectiveness of the Company's products, which could have an adverse effect on the Company's financial condition or results of operations.

NEW PRODUCT INTRODUCTIONS


The Gauntlet Internet Firewall was released commercially in April 1994, and the other firewall products in the Gauntlet family were introduced in April 1996. Each of the Gauntlet Internet Firewall, the Gauntlet Intranet Firewall, the Gauntlet Net Extender and the Gauntlet PC Extender supports SunOS, Hewlett-Packard and Berkeley Software Design, Inc. operating systems. Although the Company's Gauntlet firewall products do not currently support Sun Microsystems Solaris, Windows NT Server or Microsoft Windows 95, the Company expects that its firewall products supporting these operating systems will be commercially available by the end of 1996. See "Business -- Commercial Products and Services." The Company is currently devoting significant resources toward the development of versions of Gauntlet Internet firewall products that operate on additional hardware platforms and operating systems, the development of RecoverKey/KRT products and the development of enhancements to these families of products. There can be no assurance that the Company will successfully complete the development of these products in a timely fashion, that the Company will be able to develop versions of its products that operate on the range of hardware platforms and operating systems currently anticipated or that the Company's current or future products will satisfy the needs of the information security market or achieve market acceptance or, if market acceptance is achieved, that the Company will be able to maintain such acceptance for a significant period of time. Any inability of the Company to develop products on a timely basis that address changing customer requirements may require the Company to substantially increase development expenditures or may result in a loss of market share to a competitor. There can also be no assurance that security-related products or technologies developed by others will not adversely affect the Company's competitive position or render its products or technologies noncompetitive or obsolete. See "Business -- Commercial Products and Services" and "-- Competition."

CHANGES IN TECHNOLOGY

The information security industry is characterized by rapid changes, including frequent new product introductions, continuing advances in technology and changes in customer requirements and preferences. The introduction of new technologies or advances in techniques for gaining unauthorized network access could render the Company's existing products obsolete or unmarketable. The development cycle for the Company's new products may be significantly longer than the Company's historical product development cycle, resulting in higher development costs or a loss in market share. Advances in techniques by individuals and entities seeking to gain unauthorized access to networks could expose the Company's existing products to new and unexpected attacks and require accelerated development of new products or require the Company to invest resources in products that may not become profitable. There can be no assurance that (i) the Company will be able to counter challenges to its current products;
(ii) the Company's future product offerings will keep pace with the technological changes implemented by competitors or persons seeking to breach information security; (iii) the Company's products will satisfy evolving preferences of customers and prospects; or (iv) the Company will be successful in developing and marketing products for any future technology. Failure to develop and introduce new products and product enhancements in a timely fashion could have a material adverse effect on the Company's financial condition or results of operations. See "Business -- Commercial Products and Services."

DEPENDENCE ON THE INTERNET

The success of the Company's products and services will depend in large part upon the development of an infrastructure for providing Internet access and services. Because global commerce and online exchange of information on the Internet and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance whether the Internet will prove to be a viable commercial marketplace. The Internet has experienced, and is expected to continue to experience, significant, geometric growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols (for example, the next-generation Internet Protocol) to handle increased levels of Internet activity, or due to increased governmental regulation. If the necessary infrastructure or complementary services or facilities are not developed, or if the Internet does not become a viable commercial marketplace, the Company's results of operations or financial conditions could be materially adversely affected. See "Business -- Industry Background."

RISKS OF DOING BUSINESS WITH THE U.S. GOVERNMENT

Historically, the Company has derived substantially all of its revenues from contracts with departments and agencies of the U.S. government and government contractors. The Company expects to continue to rely on existing and future research and development contracts with agencies of the U.S. government for a substantial part of the Company's revenues in the near future. The Company believes that future government contracts will in part be dependent upon the continued favorable reaction of government agencies to the research, development and consulting capabilities of the Company. The Company's development contract with the NSA, which accounted for approximately 36.8% and 41.9% of the Company's government contracts revenues in 1995 and the first half of 1996, respectively, is scheduled to expire in early 1997. There can be no assurance that the Company will be able to procure an extension of this contract or additional contracts of a similar magnitude. The NSA contract permits the NSA to award a fee as low as 1% of the Company's costs of development, and is subject to cancellation for the convenience of the agency. Although the Company has been awarded more than 1% and there have been no terminations of the Company's government contracts in the past, there can be no assurance that minimum fee awards or cancellations will not occur in the future. Reductions or delays in federal funds available for projects the Company is performing could also have an adverse impact on the Company's government business. Contracts involving the U.S. government are also subject to the risks of disallowance of costs upon audit, changes in government procurement policies, the necessity to participate in competitive bidding and, with respect to contracts involving prime contractors or government-designated subcontractors, the inability of such parties to perform under their contracts. Any of the foregoing events could have a material adverse effect on the Company's financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Advanced Research and Engineering."

COMPETITION

Competition in the information security market is intense and constantly evolving, and the Company expects such competition to increase in the future. The Company believes that significant competitive factors affecting this market are depth of product functionality, product quality and performance, product price, customer support, conformance to protocols and industry standards and breadth of platform support. In addition, the ability to rapidly develop and implement new products and features for the market is critical. The Company's competitors include organizations that provide information security products based upon approaches similar to and different from those employed by the Company. There can be no assurance that the market for information security products will not ultimately be dominated by approaches other than the approaches marketed by the Company. See "Business -- Industry Background" and "-- Competition."

Many of the Company's competitors and potential competitors have longer operating histories, greater name recognition, a larger customer base and significantly greater financial, marketing, technical and other competitive resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than can the Company. There can be no assurance that the Company's current or potential competitors will not develop products comparable or superior to those developed by the Company or adapt more quickly than the Company to new technologies, evolving industry trends or changing customer requirements. Competition could increase if new companies enter the market or if existing competitors expand their product lines, including the addition by operating system vendors such as Microsoft Corporation of firewalls in their operating system software products. An increase in competition could result in price reductions and loss of market share. Any resulting reduction in gross margins could have a material adverse effect on the Company's financial condition or results of operations. Although the Company believes it has certain technological and other advantages over its competitors, maintaining such advantages will require continued investment by the Company in research and development and sales and marketing. There can be no assurance that the Company will have sufficient resources to make such investments or that the Company will be able to make the technological advances necessary to maintain such competitive advantages. In addition, current and potential competitors have established or may in the future establish collaborative relationships among themselves or with third parties, including third parties with whom the Company has strategic relationships, to increase the ability of their products to address the security needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market share. If this were to occur, the Company's financial condition or results of operations could be materially adversely affected. See "Business -- Competition."

RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS

The Company intends from time to time to evaluate potential acquisitions of businesses, products and technologies that could complement or expand the Company's business. At the current time, the Company has no plans, agreements or commitments for any such acquisitions and is not engaged in any negotiations with respect thereto. In the event the Company identifies an appropriate acquisition candidate, there is no assurance that the Company would be able to successfully negotiate the terms of any such acquisition, finance such acquisition and integrate such acquired business, products or technologies into the Company's existing business and operations. Furthermore, the integration of an acquired business could cause a diversion of management time and resources. There can be no assurance that a given acquisition, when consummated, would not materially adversely affect the Company's financial condition or results of operations. See "Use of Proceeds." If the Company proceeds with one or more significant acquisitions in which the consideration consists of cash, a substantial portion of the Company's available cash (including proceeds of the Offering) could be used to consummate the acquisitions. If the Company consummates one or more significant acquisitions in which the consideration consists of stock, or is financed with the proceeds of the issuance of stock, stockholders of the Company could suffer a significant dilution of their interests in the Company.

RISKS OF ERROR OR FAILURES

Products as complex as those offered by the Company may contain undetected errors, failures or bugs when first introduced or when new versions are released. Many companies offering software products have in the past discovered failures and bugs in certain of their product offerings and have experienced delays or lost revenues during the period required to correct these errors. The computer technology environment is characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming, especially with the many configurations and variations of equipment and operating systems in computer networks. Furthermore, there can be no assurance that, despite testing by the Company and by others, errors, failures or bugs will not be found in new products or releases after commencement of commercial shipments by the Company. Errors, failures or bugs in the Company's products could result in adverse publicity, in product returns, in loss of or delay in market acceptance of the Company's products or in claims by the customer or others against the Company. Alleviating such problems could require significant expenditures of capital and resources by the Company and could cause interruptions, delays or cessation of service to the Company's customers. The Company attempts to limit its liability to customers, including liability arising from a failure of the security features contained in the Company's products, through contractual limitations of warranties and remedies. However, some courts have held similar contractual limitations of liability, or the "shrink-wrap licenses" in which they sometimes are embodied, to be unenforceable. Accordingly, there can be no assurance that such limitations will be enforced. The Company does not currently carry product liability insurance. The consequences of errors, failures or bugs in the Company's products could have a material adverse effect on the Company's financial condition or results of operations. See "Business -- Commercial Products and Services."

DEPENDENCE ON KEY PERSONNEL

The Company's success depends to a significant degree upon the continuing contributions of its key management, sales, marketing and product development personnel. These key personnel include Stephen T. Walker, Martha A. Branstad, Ronald W. Kaiser, Steven B. Lipner, Homayoon Tajalli and Harvey L. Weiss. The Company has no employment agreement with any of its employees. The loss of the services of any key employee could adversely affect the Company's financial condition or results of operations. The Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled managerial, sales, marketing and product development personnel. The Company requires consulting services and product development personnel who are highly technically trained in the field of information security and the competition for such individuals is intense. The Company has at times experienced, and continues to experience, difficulty in recruiting qualified personnel. Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Company will be successful in retaining its key employees or that it can attract or retain additional skilled personnel as required. See "Management."

RISKS ASSOCIATED WITH INTERNATIONAL SALES

Sales outside North America accounted for approximately 2.4%, 7.9% and 8.5% of the Company's total revenues in 1994, 1995 and the first half of 1996, respectively. Management expects that in the future sales outside North America will generate a larger portion of the Company's total revenues. The Company's international business may be subject to a variety of risks, including costs relating to the start-up of direct operations in certain countries or regions, delays in expanding its international distribution channels, difficulties in collecting international accounts receivable from distributors or resellers and increased costs associated with maintaining international marketing efforts. Some of the Company's international sales are denominated in the local currency of the country in which the sale was made, and in those cases the Company is subject to the risks associated with fluctuations in currency exchange rates. A decrease in the value of any of these foreign currencies relative to the U.S. dollar could affect the profitability in U.S. dollars of the Company's products sold in these markets. In addition, the Company is subject to the usual risks of doing business abroad, including increases in duty rates, the introduction of non-tariff barriers and difficulties in enforcement of intellectual property rights. There can be no assurance that these factors will not have an adverse effect on the Company's financial condition or results of operations. See "Business -- Sales and Marketing."

EFFECT OF GOVERNMENT REGULATION OF TECHNOLOGY EXPORTS


The Company's international sales and operations may be subject to risks such as the imposition of governmental controls, new or changed export license requirements, restrictions on the export of critical technology, trade restrictions and changes in tariffs. While the Company believes its products are designed to meet the regulatory standards of foreign markets, any inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on the Company's financial condition or results of operations. Certain of the Company's products are subject to export controls under U.S. law, and the Company believes it has obtained all necessary export approvals when required. There can be no assurance, however, that the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, will not be revised from time to time. The inability of the Company to obtain required approvals under these regulations could materially adversely affect the ability of the Company to make international sales. For example, because of U.S. governmental controls on the exportation of encryption technology, the Company is unable to export certain of its products unless they include RecoverKey/KRT. As a result, foreign competitors facing less stringent controls on their products may be able to compete more effectively than the Company in the global information security market. There can be no assurance that these factors will not have a material adverse effect on the Company's financial condition or results of operation. See "Business -- Industry Background," "-- Commercial Products and Services" and "-- Regulatory Matters."



The Company has been a leader in developing a key recovery solution to enable the interests of security and law enforcement agencies to be protected while permitting the export of products with strong cryptography. The U.S. government, both in the context of executive branch decision-making and pending legislation in the Congress, is actively considering a variety of decisions regarding cryptography export policy. The Clinton administration policy, as outlined by the Vice President on July 12, 1996 and October 1, 1996, links the relaxation of export controls to systems that include the use of key recovery. However, certain parties, including companies in the computer industry and members of the U.S. Congress, and a recent report prepared for the National Research Council of the National Academy of Sciences call for removing export controls on cryptographic products that use the industry standard DES algorithm (56 bits). To the extent that the government either decides to prohibit or otherwise restrict the export of such products with key recovery or decides to permit the export of such products without key recovery, those decisions could have an adverse impact on the development of a market for the RecoverKey-International (or CKE) products the Company plans to introduce in the future.


LIMITED PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS


The Company's success is dependent in part on its proprietary technology. TIS relies on a combination of patent, trade secret, copyright and trademark laws, non-disclosure agreements and contractual provisions to establish and protect its proprietary rights. The Company has received three patents and has one pending domestic patent application and two pending international patent applications pursuant to the Patent Cooperation Treaty (PCT) on its RecoverKey/KRT and computer security technology. The Company has not selected any particular foreign countries in which to file patent applications based upon these PCT applications and intends to make such selections as appropriate in the future. The Company uses a printed "shrink-wrap" license for users of its products in order to protect certain of its copyrights and trade secrets. The Company attempts to protect its trade secrets and other proprietary information through agreements with suppliers, non-disclosure and non-competition agreements with employees and consultants and other security measures.


There can be no assurance that the Company will seek patents on aspects of its technology relating to its information security products, that any such patents will issue or that any such additional patents will be sufficiently broad to protect the Company's technology relating to its information security products. The status of computer-related patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. Accordingly, there can be no assurance that patent applications filed by the Company will result in patents being issued or that its existing patent, and any patents that may be issued to it in the future, will afford protection against competitors with similar technology; nor can there be any assurance that patents issued to the Company will not be infringed upon or designed around by others or that others will not obtain patents that the Company would need to license or design around. If existing or future patents containing broad claims are upheld by the courts, the holders of such patents might be in a position to require companies to obtain licenses. There can be no assurance that licenses that might be required for the Company's products would be available on reasonable terms, if at all.

Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and, while the Company is unable to determine the extent to which piracy of its software products exists, such piracy can be expected to be a persistent problem, particularly in international markets and as a result of the growing use of the Internet. Some courts have held that shrink-wrap licenses, because they are not signed by the licensee, are not enforceable. The laws of Maryland, which the shrink-wrap licenses purport to make the governing law, are unclear on this subject. There can also be no assurance that the Company's trade secrets or confidentiality agreements will provide meaningful protection of the Company's proprietary information. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by the Company or that the Company's technology will not infringe upon patents or other rights owned by others. The Company's inability to protect its proprietary rights could have a material adverse effect on the Company's financial condition or results of operations.

As the number of information security products in the industry increases and the functionality of these products further overlaps, software developers and publishers may increasingly become subject to claims of infringement or misappropriation of the intellectual property or proprietary rights of others. There can be no assurance that third parties will not assert infringement or misappropriation claims against the Company in the future with respect to current or future products. Further, the Company may be subject to additional risk as it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of the Company's rights may be ineffective in such countries, and technology developed in such countries may not be protectable in jurisdictions where protection is ordinarily available.

Any claims or litigation, with or without merit, to defend or enforce the Company's intellectual property could be costly and could result in a diversion of management's attention, which could have a material adverse effect on the Company's financial condition or results of operations. Adverse determinations in such claims or litigation could also have a material adverse effect on the Company's financial condition or results of operations. See "Business -- Proprietary Information and Intellectual Property."

CONTROL BY DIRECTORS AND OFFICERS

Upon completion of this Offering, the Company's officers and directors and trusts for the benefit of members of their families will beneficially own approximately 43.0% of the Company's outstanding Common Stock. As a practical matter, these stockholders, if acting together, would have the ability to elect the Company's directors and to determine the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal Stockholders."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop or be sustained or that the purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the initial public offering price. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Representatives of the Underwriters and may not reflect the market price of the Common Stock after the Offering. See "Underwriting" for a discussion of factors considered in determining the initial public offering price. The trading price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts, market conditions and general trends in the technology industry and other events or factors. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

SUBSTANTIAL AND IMMEDIATE DILUTION

Investors participating in the Offering will incur immediate, substantial dilution of $8.50 per share in the net tangible book value of their shares as the Offering at an assumed offering price of $12.00 will increase the net tangible book value per share from $0.68 to $3.50, as compared with the average price paid by existing stockholders of $0.0497. To the extent outstanding options to purchase the Common Stock are exercised, there will be further dilution. See "Dilution."

EFFECT OF CERTAIN CHARTER PROVISIONS

The Company's Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock (the "Preferred Stock") and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock. Further, certain provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. The Company is subject to the anti-takeover provisions of Section of 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. See "Description of Capital Stock -- Preferred Stock," "-- Certain Provisions of the Company's Certificate of Incorporation and Bylaws" and "-- Section 203 of Delaware General Corporation Law."

In addition, the Company's Certificate of Incorporation contains other provisions that may have the effect of delaying or preventing a change in control of the Company: (i) a classified Board of Directors and (ii) a limitation on stockholder action by written consent. See "Description of Capital Stock -- Certain Provisions of the Company's Certificate of Incorporation and Bylaws." All of these factors may negatively affect the price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE


Sales of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock and the Company's ability to raise capital. Upon completion of the Offering, the Company will have outstanding 10,442,447 shares of Common Stock, assuming no exercise of outstanding options. In addition to the shares offered hereby, approximately 1,004,226 shares will be available for immediate sale in the public market as of or shortly following the date of this Prospectus. Beginning 90 days after the date of this Prospectus, approximately 682,223 additional shares will become eligible for sale in the public market, subject to the provisions of Rule 144 or Rule 701 under the Securities Act of 1933, as amended (the "Securities Act"). Beginning approximately 75 days following the date of this Prospectus, unless sooner released from contractual "lock-up" agreements with the Underwriters, approximately 20,000 additional shares will become available for sale in the public market pursuant to Rule 144 or Rule 701, subject in certain cases to volume and other resale limitations under Rule 144. Beginning 180 days following the date of this Prospectus, unless sooner released from contractual lock-up agreements with the Underwriters, approximately 5,850,716 additional shares will become available for sale in the public market pursuant to Rule 144 or Rule 701, subject in certain cases to volume and other resale limitations under Rule 144. See "Shares Eligible for Future Sale." The Company is unable to estimate the number of shares which may be sold under Rule 144 or Rule 701 since this will depend upon the market price of the Common Stock, the individual circumstances of the sellers and other factors.

                                USE OF PROCEEDS

The net proceeds to the Company from the sale of the Common Stock being offered hereby (after deducting the underwriting discounts and estimated offering expenses) are estimated to be $31.4 million ($36.3 million if the Underwriters' over-allotment option is exercised in full) (assuming an initial public offering price of $12.00 per share).


Such net proceeds will be used for working capital and other general corporate purposes including expansion of the Company's distribution capabilities, further development of products and technology, expansion of the Company's service and support capabilities, repayment of short-term borrowings (all of which are guaranteed by Mr. Walker and of which $3.7 million was outstanding as of June 28, 1996 with an interest rate of 9.25%) and potential acquisitions. Short-term borrowings would also include any borrowings under a $2.0 million credit agreement (of which no amounts were outstanding as of September 27, 1996) which will bear interest at the lender's prime rate plus 3%.


Pending such uses, the Company intends to invest the net proceeds in short-term, investment-grade securities.

                                DIVIDEND POLICY

The Company has never declared or paid any cash dividends on its common stock. In addition, the agreements relating to certain of the Company's borrowings from Mercantile-Safe Deposit & Trust Company ("Mercantile Bank") restrict the Company's ability to pay cash dividends without Mercantile Bank's consent. The Company intends to retain its earnings to fund development of its business and does not anticipate paying cash dividends in the foreseeable future.

                                 CAPITALIZATION

The following table sets forth the capitalization of the Company as of June 28, 1996, and as adjusted to give effect to the sale of 2,900,000 shares of Common Stock offered hereby (assuming an initial public offering price of $12.00 per share) and the application of a portion of the estimated net proceeds therefrom to repay short-term borrowings. See "Use of Proceeds."

                                                                           ----------------------
                                                                               JUNE 28, 1996
                 Dollars in thousands, except per share                    ACTUAL     AS ADJUSTED
                                                                           -------    -----------
Lines of credit and current portion of long-term debt(1)................   $ 3,973      $   293
                                                                           =======    =========
Long-term debt, excluding current portion...............................   $ 2,826      $ 2,826
                                                                           -------    ---------
Shareholders' equity:
  Preferred stock, $.01 par value (5,000,000 shares authorized; no
     shares outstanding)................................................        --           --
  Common stock, $.01 par value (40,000,000 shares authorized; 7,535,170 shares issued and outstanding, actual; 10,435,170 shares issued and
     outstanding, as adjusted)(2).......................................        75          104
  Additional paid-in capital............................................     1,405       32,815
  Unrealized gains, net of income taxes of $2,197.......................     3,278        3,278
  Foreign currency translation adjustment...............................       (10)         (10)
  Retained earnings.....................................................     1,423        1,423
  Deferred stock compensation...........................................    (1,082)      (1,082)
                                                                           -------    ---------
     Total shareholders' equity.........................................     5,089       36,528
                                                                           -------    ---------
     Total capitalization...............................................   $ 7,915      $39,354
                                                                           =======    =========

---------------
(1) Does not reflect future borrowings or repayments pursuant to a new $2.0 million credit facility with Mercantile Bank as of August 27, 1996. Any borrowings which may be made under this facility must be repaid upon the consummation of the Offering.

(2) Does not include 1,314,355 shares reserved for issuance upon exercise of stock options outstanding as of September 15, 1996 (of which options for 1,178,848 shares were outstanding as of June 28, 1996). Also does not include 654,640 additional shares available for future issuance under the Company's Stock Option Plans. See "Management -- Employee Stock Option Plans" and
"-- Directors' Stock Option Plan."

                                    DILUTION

The net tangible book value of the Company at June 28, 1996 was $5,089,498, or $.68 per share of Common Stock. After giving effect to (i) the sale of the 2,900,000 shares of Common Stock of the Company offered hereby at an assumed initial public offering price of $12.00 per share, and (ii) the deduction of underwriting discounts and estimated expenses of the Offering, the net tangible book value of the Company at June 28, 1996 would have been $36,528,498, or $3.50 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.82 per share to existing stockholders and an immediate dilution of $8.50 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share of Common Stock..............            $12.00
Net tangible book value per share at June 28, 1996...........................   $ .68
Increase in net tangible book value per share of Common Stock attributable to
  new investors..............................................................    2.82
                                                                                -----
Pro forma net tangible book value per share of Common Stock after the
  Offering...................................................................              3.50
                                                                                         ------
Dilution per share to new investors..........................................            $ 8.50
                                                                                         ======

The following table summarizes, as of June 28, 1996, the number of shares of Common Stock purchased by existing stockholders from the Company, the total consideration paid and the average price per share paid to the Company for such shares and by new investors in the Offering (assuming an initial public offering price of $12.00 per share):

                                          ----------------------------------------------------------------
                                                                             TOTAL CONSIDERATION
                                            SHARES PURCHASED                                 AVERAGE PRICE
                                            NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                          ----------    -------    -----------    -------    -------------
Existing stockholders..................    7,535,170      72.2%    $   374,654       1.1%       $0.0497
New investors..........................    2,900,000      27.8      34,800,000      98.9          12.00
                                          ----------    -------    -----------    ------
  Total................................   10,435,170     100.0%    $35,174,654     100.0%
                                          ==========    =======    ===========    ======


As of September 15, 1996, there were outstanding options to purchase 1,314,355 shares of Common Stock at a weighted average exercise price of $.91 per share (of which options to purchase 1,178,848 shares were outstanding as of June 28, 1996 at a weighted average exercise price of $.67 per share). The foregoing tables do not give effect to the exercise of stock options and, to the extent they are exercised, there will be further dilution to new investors. See "Management -- Employee Stock Option Plans" and "-- Directors' Stock Option Plan."

                            SELECTED FINANCIAL DATA

The consolidated statement of operations data set forth below for the fiscal years ended December 31, 1993, December 30, 1994, and December 29, 1995 and the consolidated balance sheet data at December 31, 1993, December 30, 1994 and December 29, 1995 are derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company which are included elsewhere in this Prospectus. The consolidated statements of operations data for the fiscal years ended December 27, 1991 and December 25, 1992 and the consolidated balance sheet data at December 27, 1991 and December 25, 1992 are derived from unaudited consolidated financial statements of the Company not included herein. The selected financial data at June 30, 1995 and June 28, 1996 and for the six months ended June 30, 1995 and June 28, 1996 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus. The unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments and accruals) that in the opinion of management are necessary for a fair presentation of the financial information set forth therein. Operating results for the six months ended June 28, 1996 are not necessarily indicative of the results that may be expected for the fiscal year ending December 27, 1996. The selected financial data set forth below are qualified in their entirety by, and should be read in conjunction with, the consolidated financial statements, the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                 --------------------------------------------------------------
                                                                 FISCAL YEAR                      FIRST HALF
      In thousands, except per share data         1991     1992     1993     1994      1995      1995     1996
                                                 ------   ------   ------   -------   -------   ------   ------
                                                   (UNAUDITED)                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA
Revenues:
  Government contracts.........................  $5,191   $6,262   $8,343   $11,258   $12,327   $6,042   $5,352
  Commercial products..........................      --       --       --     1,003     4,271    1,412    3,732
  Commercial consulting services...............     834      568      448       856     1,492      835      534
                                                 ------   ------   ------   -------   -------   ------   ------
                                                  6,025    6,830    8,791    13,117    18,090    8,289    9,618
Cost of revenues:
  Government contracts.........................   3,332    4,108    5,512     7,377     8,845    4,521    3,864
  Commercial products..........................      --       --       --       333     1,142      410    1,198
  Commercial consulting services...............     350      268      307       493       878      427      330
                                                 ------   ------   ------   -------   -------   ------   ------
                                                  3,682    4,376    5,819     8,203    10,865    5,358    5,392
                                                 ------   ------   ------   -------   -------   ------   ------
Gross profit...................................   2,343    2,454    2,972     4,914     7,225    2,931    4,226
Operating expenses:
  Selling, general and administrative..........   1,578    1,612    2,198     2,997     3,727    1,568    4,678
  Research and development.....................     552      580      582       646     1,145      576    1,007
                                                 ------   ------   ------   -------   -------   ------   ------
                                                  2,130    2,192    2,780     3,643     4,872    2,144    5,685
                                                 ------   ------   ------   -------   -------   ------   ------
Income (loss) from operations..................     213      262      192     1,271     2,353      787   (1,459)
Other income (expense):
  Interest income..............................      23        7        8        44        50       12       14
  Interest expense.............................    (172)    (145)    (128)     (134)     (159)     (66)    (163)
                                                 ------   ------   ------   -------   -------   ------   ------
                                                   (149)    (138)    (120)      (90)     (109)     (54)    (149)
                                                 ------   ------   ------   -------   -------   ------   ------
Income (loss) before income taxes..............      64      124       72     1,181     2,244      733   (1,608)
Income tax provision (benefit).................      26       50       37       506       900      262     (688)
                                                 ------   ------   ------   -------   -------   ------   ------
Net income (loss)..............................  $   38   $   74   $   35   $   675   $ 1,344   $  471   $ (920)
                                                 ======   ======   ======   ========  ========  ======   ======
Net income (loss) per share....................  $   --   $  .01   $   --   $   .08   $   .15   $  .05   $ (.11)
                                                 ======   ======   ======   ========  ========  ======   ======
Weighted average shares outstanding............   8,563    8,419    8,369     8,526     8,885    8,750    8,110

                                                        --------------------------------------------------------------------
                                                                        FISCAL YEAR END                     FIRST HALF END
                                                         1991      1992      1993      1994      1995       1995      1996
                                                        ------    ------    ------    ------    -------    ------    -------
                                                          (UNAUDITED)                                         (UNAUDITED)
BALANCE SHEET DATA
Cash, cash equivalents and marketable securities......  $   12    $   29    $   37    $  262    $    54    $  348    $ 5,653
Working capital.......................................     150       100       (68)      400        210       742      1,278
Total assets..........................................   3,330     3,852     4,412     5,229     10,222     6,638     19,424
Total debt............................................   1,707     1,970     1,835       973      3,264     1,542      6,799
Shareholders' equity..................................     738       755       793     1,467      2,407     1,935      5,089

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Prospectus contain forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

Trusted Information Systems, Inc., founded in 1983, provides comprehensive security solutions for protection of computer networks, including global Internet-based systems, internal networks and individual workstations and laptops and is a leading provider of firewall products. The Company currently has two operating divisions: the Commercial Division and the Advanced Research and Engineering ("AR&E") Division.

The Commercial Division

The Commercial Division derives revenues from the Company's Gauntlet family of firewall products and from its commercial consulting services. The Commercial Division accounted for 5%, 14%, 32% and 44% of the Company's total revenues in 1993, 1994, 1995 and the first half of 1996, respectively. The Company expects that the Commercial Division will account for an increased percentage of total revenues over the remainder of the current year and in future years.

Prior to 1996, the Company distributed its only revenue producing product, the Gauntlet Internet Firewall which was introduced in 1994, exclusively through resellers and a sales administration staff. The Company presently has more than 80 persons to develop, promote, sell and deliver its network security products and services, including the Gauntlet family of firewall products. Prior to 1996, the Company's Gauntlet Internet Firewall was licensed as software or as software and hardware on one platform, frequently combined (or "bundled") with installation for pricing purposes. Since April 15, 1996, installation for the Gauntlet family of firewall products has been offered as a separate (or "unbundled") optional service provided to customers.

During 1996 the Company has begun to incur and expects to continue to incur substantial increases in its selling, general and administrative expenses as it builds its marketing and sales efforts to support sales of the Gauntlet Internet Firewall product and of its three products introduced in 1996: the Gauntlet Intranet Firewall, the Gauntlet Net Extender and the Gauntlet PC Extender. In addition, the Company expects to further expand its research and development organization and make additional investments in its general and administrative infrastructure. As a result, the Company expects operating margins to decrease from historical levels. The amount and timing of these additional expenditures are likely to result in fluctuations in operating margins. Any material reduction in gross or operating margins could materially adversely affect the Company's operating results.

The Company offers a full range of consulting in information security planning and product support. The Company's commercial consulting practice offers expert technology research services, consultation on security issues associated with products and services, corporate information security policy development, architectural and diagnostic security analysis services, firewall configuration and maintenance support, and training for corporate network and security administration personnel. These services are carried out by a staff of 12 persons who average more than 15 years of information security experience in both commercial and government organizations.

The Advanced Research and Engineering Division

The Advanced Research and Engineering Division consists primarily of research, development and consulting in computer and related security systems, currently including major contracts with three agencies of the U.S. government: the NSA, Air Force Rome Laboratories ("RL") and Defense Advanced Research Projects Agency ("DARPA"), formerly ARPA. Revenues from the AR&E Division increased consistently through 1995, but decreased in the first half of 1996. The aggregate award value of the Company's nine major active government contracts is approximately $36,135,000. In October 1993, the Company began providing services under the largest of these current contracts, with the NSA, which is valued at $14,823,000 and is expected to expire in early 1997. Of the five contracts with ARPA, which range in value from $741,000 to $9,114,000 and have all commenced in the preceding four years, one expires during 1997 and four expire during 1998. While the Company expects to continue to obtain government contracts for its AR&E Division, it does not anticipate that revenues from such contracts will attain the levels realized in 1995.

Most of the Company's government contracts provide for compensation to the Company in the form of reimbursement of costs plus a fee. Gross profit under government contracts generally represents the fee plus recovered operating expenses. Under these government contracts, the Company is entitled to recover associated direct labor costs, overhead and selling, general and administrative expenses, including allowable research and development expenses. Selling, general and administrative expenses allowable under government contracts include salaries and benefits, marketing, bid and proposal costs, management, accounting, legal and contract administration and certain other administrative expenses.


Under its government contracts, the Company bears the risk that recoverable expenses billed by the Company are subject to review and audit by the Defense Contract Audit Agency (the "DCAA"). The DCAA has audited the Company's cost accounting system through 1990 without any significant disallowances and is currently performing a similar audit of the Company's cost accounting system for the years 1991 through 1994. Pursuant to their terms, these contracts are also subject to termination at the convenience of the applicable governmental agency. If the contract is terminated, the Company would typically be reimbursed for its costs to the date of termination plus the cost of any orderly termination and would be paid a portion of the fee.


RESULTS OF OPERATIONS

The following table presents for the periods indicated certain statement of operations data as a percentage of the Company's revenues:

                                                                              FISCAL YEAR              FIRST HALF
                                                                      1993       1994       1995     1995     1996
                                                                      -----      -----      -----    -----    -----
Revenues
  Government contracts.............................................    94.9%      85.8%      68.1%   72.9%    55.6%
  Commercial products..............................................      --        7.7       23.6    17.0     38.8
  Commercial consulting services...................................     5.1        6.5        8.3    10.1      5.6
                                                                      -----      -----      -----   ------   ------
Total revenues.....................................................   100.0      100.0      100.0   100.0    100.0
                                                                      -----      -----      -----   ------   ------
Cost of revenues...................................................    66.2       62.5       60.1    64.6     56.1
                                                                      -----      -----      -----   ------   ------
Gross profit.......................................................    33.8       37.5       39.9    35.4     43.9
                                                                      -----      -----      -----   ------   ------
Operating expenses
  Selling, general and administrative..............................    25.0       22.9       20.6    18.9     48.6
  Research and development.........................................     6.6        4.9        6.3     7.0     10.5
                                                                      -----      -----      -----   ------   ------
Income (loss) from operations......................................     2.2        9.7       13.0     9.5    (15.2)
Interest income (expense)..........................................    (1.4)      (0.7)      (0.6)   (0.6)    (1.6)
Income (loss) before income taxes..................................     0.8        9.0       12.4     8.9    (16.8)
Income tax provision (benefit).....................................     0.4        3.9        5.0     3.2     (7.1)
                                                                      -----      -----      -----   ------   ------
Net income (loss)..................................................     0.4%       5.1%       7.4%    5.7%    (9.7)%
                                                                      =====      =====      =====   ======   ======

The following table presents for the periods indicated costs of revenues and gross profits as a percentage of the related revenues:

                                                                            FISCAL YEAR               FIRST HALF
                                                                      1993      1994      1995      1995      1996
                                                                      ----      ----      ----      ----      ----
Cost of Revenues
  Government contracts.............................................   66.1%     65.5%     71.7%     74.8%     72.2%
  Commercial products..............................................    --       33.1      26.7      29.0      32.1
  Commercial consulting services...................................   68.6      57.6      58.9      51.1      61.7
Gross profit
  Government contracts.............................................   33.9      34.5      28.3      25.2      27.8
  Commercial products..............................................    --       66.9      73.3      71.0      67.9
  Commercial consulting services...................................   31.4      42.4      41.1      48.9      38.3

First Half of Fiscal 1996 Compared to First Half of Fiscal 1995

Revenues. The Company's total revenues increased 16.0% to $9,617,695 in the first half of 1996 from $8,288,512 in the first half of 1995. Commercial product revenues increased 164.4% to $3,732,042 in the first half of 1996 from $1,411,711 in the first half of 1995, because of an increase in shipments of the Company's Gauntlet firewall products and sales of licenses of Gauntlet Internet Firewalls directly to customers and through the Company's resellers. Commercial consulting services revenues decreased 36.1% to $533,977 in the first half of 1996 from $835,004 in the first half of 1995, primarily because of the Company's completion of a substantial number of commercial consulting contracts in the first half of 1995. Government contract revenues decreased 11.4% to $5,351,676 in the first half of 1996 from $6,041,797 in the first half of 1995, primarily because of the Company's reallocation of personnel to its commercial activities.

Gross Profit. Gross profit increased 44.2% to $4,225,785 in the first half of 1996 from $2,931,174 in the first half of 1995, due to the increase in the Company's commercial product sales. The gross profit on commercial products increased 152.9% to $2,534,165 in the first half of 1996 from $1,002,222 in the first half of 1995 because of the increase in shipments of Gauntlet firewall products. Gross profit from the Company's commercial consulting services decreased 49.9% to $204,327 in the first half of 1996 from $407,905 in the first half of 1995, and gross profit from the Company's government contracts decreased 2.2% to $1,487,293 in the first half of 1996 from $1,521,047 in the first half of 1995, in each case primarily because of lower related revenues. As a percentage of related revenues, gross profit on commercial products decreased to 67.9% in the first half of 1996 from 70.1% in the first half of 1995, because of a higher percentage of revenues during the first half of 1996 which were from sales of the Company's package systems, which sales are accompanied by lower margins than software only firewall revenues. As a percentage of related revenues, gross profit on commercial consulting services decreased to 38.3% in the first half of 1996 from 48.9% in the first half of 1995, because of the substantially higher margin on a number of contracts in the first half of 1995. As a percentage of related revenues, gross profit on government contracts increased to 27.8% in the first half of 1996 from 25.2% in the first half of 1995, because of greater revenues received in 1996 from contracts with proportionately higher fees.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 198.4% to $4,677,648 in the first half of 1996 from $1,567,578 in the first half of 1995, due primarily to the substantial increase in personnel and related operating costs associated with the increase in the Company's commercial products sales, as well as the Company's efforts towards developing the infrastructure to support future commercial product revenue growth.

Research and Development Expenses. The Company's research and development expenses, which do not include such expenses directly reimbursed under government contracts, increased 74.8% to $1,006,752 in the first half of 1996 from $576,078 in the first half of 1995. This increase primarily resulted from the Company's efforts in developing the new members of the Gauntlet family of firewall products announced in April 1996.

Interest Expense. Interest expense increased 147.3% to $162,910 in the first half of 1996 from $65,873 in the first half of 1995, due primarily to the increase in borrowings under the Company's revolving and other credit lines.

Fiscal 1995 Compared to Fiscal 1994

Revenues. The Company's total revenues increased 37.9% to $18,090,087 in 1995 from $13,117,152 in 1994. Commercial product revenues increased 325.6% to $4,270,924 in 1995 from $1,003,498 in 1994, primarily because of increased sales of licenses of Gauntlet Internet Firewalls directly to customers and through the Company's resellers. Commercial consulting services revenues increased 74.3% to $1,491,661 in 1995 from $855,638 in 1994 primarily because of the Company's completion of a substantial number of commercial consulting contracts during 1995. Government contract revenues increased 9.5% to $12,327,502 in 1995 from $11,258,016 in 1994.

Gross Profit. Gross profit increased 47.0% to $7,225,140 in 1995 from $4,914,495 in 1994. This increase was primarily the result of higher gross profit associated with the Gauntlet Internet Firewall, which increased 366.3% to $3,128,642 in 1995 from $670,994 in 1994. The gross profit on commercial products as a percentage of related revenues increased to 73.3% in 1995 from 66.9% in 1994 because of increased margins on the Gauntlet Internet

Firewall overall and an increase in the percentage of sales through resellers at higher margins than for direct sales. The gross profit on commercial consulting services decreased slightly to 41.1% in fiscal 1995 from 42.4% in fiscal 1994. Gross profit from the Company's government contracts decreased 10.3% to $3,482,783 in 1995 from $3,881,084 in 1994, primarily because the Company shifted resources to its commercial products. As a percentage of related revenues, the gross profit for government contract revenues decreased to 28.3% in 1995 to 34.5% in 1994 because certain of the Company's government contracts provided for higher fees on the earlier installments under those contracts, generating higher margins in 1994.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 24.3% to $3,727,701 in 1995 from $2,997,806 in 1994, primarily due to the Company's overall increase in operations and to the Company's efforts in late 1995 to initiate dedicated commercial marketing and sales efforts.

Research and Development Expenses. Research and development expenses increased 77.2% to $1,144,737 in 1995 from $646,001 in 1994, primarily because the Company increased its budget for funding research and development efforts and began to commit substantial resources to developing its commercial products, including activities in encryption and additional platform applications for the Gauntlet Internet Firewall.

Interest Expense. Interest expense increased 18.3% to $158,778 in 1995 from $134,236 in 1994, due primarily to an increase of approximately $2.2 million during 1995 in the Company's borrowings under its revolving and construction credit lines.

Fiscal 1994 Compared to Fiscal 1993

Revenues. The Company's total revenues increased 49.2% to $13,117,152 in 1994 from $8,791,478 in 1993. Commercial product revenues commenced with the introduction of the Company's Gauntlet Internet Firewall in April 1994, and totaled $1,003,498 in 1994. Commercial consulting services revenues increased 91.0% to $855,638 in 1994 from $448,054 in 1993, primarily because of the Company's increased efforts in establishing commercial activities. Government contract revenues increased 34.9% to $11,258,016 in 1994 from $8,343,424 in 1993, primarily as a result of a research and development contract with the NSA which commenced during October 1993 and two contracts with ARPA, one of which commenced in August 1993 and the other of which commenced in March 1994.

Gross Profit. Gross profit increased 65.4% to $4,914,495 in 1994 from $2,971,742 in 1993. Gross profit from the Company's government contracts increased 37.1% to $3,881,084 in 1994 from $2,830,926 in 1993, because of the year-to-year increase in the revenues from government contracts. As a percentage of related revenues, gross profit from government contracts was relatively stable. The gross profit associated with the Gauntlet Internet Firewall product, which was $670,994 in 1994, and the 157.4% increase in the gross profit on commercial consulting services to $362,417 in 1994 from $140,816 in 1993, also contributed to the increase in overall gross profit.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 36.4% to $2,997,806 in 1994 from $2,198,011 in 1993, due primarily to the Company's overall growth in operations and revenues.

Research and Development Expenses. Research and development expenses increased 11.0% to $646,001 in 1994 from $582,075 in 1993, as a result of the Company's increased funding of its research and development efforts.

Interest Expense. Interest expense increased 5.1% to $134,236 in 1994 from $127,711 in 1993, due primarily to the Company's increased borrowings during 1994.

QUARTERLY RESULTS OF OPERATIONS

The following tables set forth certain unaudited consolidated statement of operations data for each of the four quarters in 1995 and the first half of 1996, as well as the percentage of the Company's revenues represented by each item. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained herein and include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of such information when read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this

Prospectus. The Company believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Risk Factors -- Transition to Commercial Product Vendor" and "-- Potential Significant Fluctuations in Quarterly Operating Results and Lengthy Sales Cycle."

                                                                   QUARTER ENDED
                                     --------------------------------------------------------------------------
                                     MARCH 31,   JUNE 30,   SEPTEMBER 29,   DECEMBER 29,   MARCH 29,   JUNE 28,
       Dollars in thousands            1995        1995         1995            1995         1996        1996
                                     ---------   --------   -------------   ------------   ---------   --------
CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
Revenues:
  Government contracts.............   $ 3,041     $3,001       $ 3,425         $2,860       $ 2,432     $2,920
  Commercial products..............       424        988         1,219          1,640         1,497      2,235
  Commercial consulting services...       481        354           284            373           247        287
                                     --------    -------      --------        -------      --------    -------
                                        3,946      4,343         4,928          4,873         4,176      5,442
Cost of revenues:
  Government contracts.............     2,119      2,402         2,506          1,818         1,774      2,090
  Commercial products..............       187        223           277            455           472        726
  Commercial consulting services...       178        249           202            249           166        164
                                     --------    -------      --------        -------      --------    -------
                                        2,484      2,874         2,985          2,522         2,412      2,980
                                     --------    -------      --------        -------      --------    -------
Gross profit.......................     1,462      1,469         1,943          2,351         1,764      2,462
Operating expenses:
  Selling, general and
    administrative.................       988        580           836          1,323         2,044      2,634
  Research and development.........       295        281           244            325           375        632
                                     --------    -------      --------        -------      --------    -------
                                           --         --            --
                                        1,283        861         1,080          1,648         2,419      3,266
                                     --------    -------      --------        -------      --------    -------
Income (loss) from operations......       179        608           863            703          (655)      (804)
Other income (expense):
  Interest income..................         8          4            13             25             6          8
  Interest expense.................       (23)       (43)          (33)           (60)          (89)       (74)
                                     --------    -------      --------        -------      --------    -------
                                          (15)       (39)          (20)           (35)          (83)       (66)
                                     --------    -------      --------        -------      --------    -------
Income (loss) before income
  taxes............................       164        569           843            668          (738)      (870)
Income tax provision (benefit).....        66        196           355            283          (315)      (373)
                                     --------    -------      --------        -------      --------    -------
Net income (loss)..................   $    98     $  373       $   488         $  385       $  (423)    $ (497)
                                     ========    =======      ========        =======      ========    =======
SELECTED PRODUCT LINE INFORMATION:
Gross profit by product line:
  Government contracts.............   $   922     $  599       $   919         $1,043       $   658     $  830
  Commercial products..............       237        765           942          1,184         1,025      1,509
  Commercial consulting services...       303        105            82            124            81        123
                                     --------    -------      --------        -------      --------    -------
         Total.....................   $ 1,462     $1,469       $ 1,943         $2,351       $ 1,764     $2,462
                                     ========    =======      ========        =======      ========    =======

                                                                              QUARTER ENDED
                                             --------------------------------------------------------------------------------
                                             MARCH 31,     JUNE 30,    SEPTEMBER 29,   DECEMBER 29,   MARCH 29,     JUNE 28,
                                                1995         1995          1995            1995          1996         1996
                                             ----------   ----------   -------------   ------------   ----------   ----------
CONSOLIDATED STATEMENT OF OPERATIONS
  AS A PERCENTAGE OF REVENUES:
Revenues:
  Government contracts.....................        77.1%        69.1%          69.5%          58.7%         58.2%        53.7%
  Commercial products......................        10.7         22.7           24.7           33.7          35.9         41.1
  Commercial consulting services...........        12.2          8.2            5.8            7.6           5.9          5.2
                                             ----------   ----------     ----------    -----------    ----------   ----------
                                                  100.0        100.0          100.0          100.0         100.0        100.0
Cost of revenues:
  Government contracts.....................        53.7         55.4           50.9           37.3          42.5         38.5
  Commercial products......................         4.7          5.1            5.6            9.4          11.3         13.3
  Commercial consulting services...........         4.5          5.7            4.1            5.1           4.0          3.0
                                             ----------   ----------     ----------    -----------    ----------   ----------
                                                   62.9         66.2           60.6           51.8          57.8         54.8
                                             ----------   ----------     ----------    -----------    ----------   ----------
Gross profit...............................        37.1         33.8           39.4           48.2          42.2         45.2
                                             ----------   ----------     ----------    -----------    ----------   ----------
Operating expenses:
  Selling, general and administrative......        25.0         13.3           17.0           27.1          48.9         48.4
  Research and development.................         7.6          6.5            4.9            6.7           9.0         11.6
                                             ----------   ----------     ----------    -----------    ----------   ----------
                                                   32.6         19.8           21.9           33.8          57.9         60.0
                                             ----------   ----------     ----------    -----------    ----------   ----------
Income (loss) from operations..............         4.5         14.0           17.5           14.4         (15.7)       (14.8)
Other income (expense):
  Interest income..........................          .2           .1             .3             .5            .1           .1
  Interest expense.........................         (.6)        (1.0)           (.7)          (1.2)         (2.1)        (1.3)
                                             ----------   ----------     ----------    -----------    ----------   ----------
                                                    (.4)         (.9)           (.4)           (.7)         (2.0)        (1.2)
                                             ----------   ----------     ----------    -----------    ----------   ----------
Income (loss) before income taxes..........         4.1         13.1           17.1           13.7         (17.7)       (16.0)
Income tax provision (benefit).............         1.6          4.5            7.2            5.8          (7.6)        (6.9)
                                             ----------   ----------     ----------    -----------    ----------   ----------
Net income (loss)..........................         2.5%         8.6%           9.9%           7.9%        (10.1)%       (9.1)%
                                             ==========   ==========     ==========    ===========    ==========   ==========
SELECTED INFORMATION AS A
  PERCENTAGE OF RELATED REVENUES:
Gross profit by product line:
  Government contracts.....................        30.3%        20.0%          26.8%          36.5%         27.1%        28.4%
  Commercial products......................        55.9         77.4           77.3           72.2          68.5         67.5
  Commercial consulting services...........        63.0         29.7           28.9           33.3          32.8         42.9
                                             ----------   ----------     ----------    -----------    ----------   ----------
                                                   37.1%        33.8%          39.4%          48.2%         42.2%        45.2%
                                             ----------   ----------     ----------    -----------    ----------   ----------

The Company's future revenues and operating results are uncertain and may fluctuate from quarter to quarter and from year to year due to a combination of factors, including the demand for the Company's products, the volume and timing of orders and the ability to fulfill orders, changes in product pricing, changes in the percentage of products sold through the Company's direct sales force, the introduction of new products and product enhancements by the Company, market acceptance of new products introduced by the Company, the Company's ability to attract and retain key technical, sales and managerial employees, the mix of distribution channels through which product is sold, the mix of products sold, the budgeting cycles of customers, changes in the proportion of revenues attributable to licenses and consulting fees, competitive conditions in the industry, the growth in the acceptance of, and activity on, the Internet and World Wide Web, the growth of Intranets and general economic factors.

The Company operates with little backlog for commercial products and therefore the timing and volume of orders within a given period and the ability to fulfill such orders determines the amount of revenues within a given period. Certain of the Company's sales are derived through indirect channels, which makes revenues from such sales difficult to predict. Furthermore, the Company's expense levels are based, in part, on expectations as to future revenues. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by a reduction in revenues because of the relatively small amount of the Company's expenses which vary with its revenues. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its operations and the purchase of property and equipment through the issuance of common stock, borrowings under short-term lines of credit, secured notes payable and stockholder loans and the generation of cash from operations. Cash and cash equivalents were $53,859 at December 29, 1995 and $177,686 at June 28, 1996. The Company provided cash from operations of $332,505, $1,279,505 and $1,237, respectively, for the fiscal years 1993, 1994 and 1995, but used cash in operations of $146,183 and $1,156,652, respectively, for the six months ended June 30, 1995 and June 28, 1996. Net cash provided by or used in operations for the fiscal years 1993, 1994 and 1995 and for the six months ended June 30, 1995 consisted primarily of net income, plus growth in the Company's accounts payable, accrued expenses and deferred revenues, offset by growth in the Company's accounts receivable. For the six months ended June 28, 1996, the Company used cash to fund its net loss of $920,217, which was the primary component of the net cash used in operating activities for the period. The decline in cash provided by operations in 1995 as compared to previous years and in the six months ended June 30, 1995 was primarily the result of funds consumed as the Company began to expand its commercial activities and introduce new products.

During 1994, the Company used cash in investing activities of $192,165 to purchase property and equipment and used cash in financing activities of $854,889 to repay borrowings, primarily through the generation of cash from operations. During 1995 and the first half of 1996, the Company used cash in investing activities of $2,095,829 and $2,555,335, respectively, as the Company substantially completed construction of its facilities in Glenwood, Maryland, primarily to purchase $4,640,284 of property and equipment. During 1995 and the first half of 1996, the Company's financing activities provided $1,885,931 and $3,840,199, respectively, primarily as a result of (i) net short-term borrowings of $1,523,000 and $2,156,500, respectively, (ii) net issuance of notes payable of $767,218 and $1,378,381, respectively, and (iii) a net cost of $404,287 in 1995 relating to the repurchase of common stock and the issuance of common stock upon exercise of stock options and an increase in the first half of 1996 of $305,318 for the issuance of common stock upon exercise of stock options. In 1989, the Company established a mortgage on its Glenwood facility, which at December 29, 1995 and June 28, 1996, was outstanding in the amounts of $902,656 and $860,735, respectively.

At December 30, 1994 and December 29, 1995, the Company had various short-term line of credit arrangements with Mercantile Bank aggregating $1,000,000 and $2,000,000, respectively, of which $1,000,000 and $477,000, respectively, were available for further borrowing. During the first five months of 1996, the Company entered into an agreement with Mercantile Bank to increase certain of its lines of credit to $3,250,000 and negotiated a separate $2,000,000 credit line for its product development needs, including the development of the three Gauntlet firewall products introduced in 1996. At June 28, 1996, approximately $1,300,000 was available for borrowing under these facilities under the limits imposed at that time. Subsequent to June 28, 1996, these lines of credit were increased to $4,000,000 and $3,000,000, respectively. Additionally, on August 27, 1996, the Company entered into a $2,000,000 credit facility with Mercantile Bank, of which no amounts are outstanding. The credit facility includes a $100,000 commitment fee, and any borrowings thereunder become due upon consummation of the Offering. As of June 28, 1996, the Company had no material commitments for capital expenditures.

In 1995, the Company negotiated a construction loan in the amount of $1.8 million to provide for the expansion of its facilities at its Glenwood, Maryland location. At the end of May 1996, the Company had completed its expansion and substantially drawn down the total amount of its construction loan. The Company's bank borrowings are secured by substantially all of the Company's tangible assets.

The Company intends from time to time to evaluate potential acquisitions of businesses, products and technologies that could complement or expand the Company's business. At the current time, the Company has no plans, agreements or commitments for any such acquisitions and is not engaged in any negotiations with respect thereto.

The Company has not engaged in any hedging activities to date. See Notes to Consolidated Financial Statements.

While the Company may require additional financing to fund development of new products and expansion of its domestic and international operations, it believes that the net proceeds from the Offering, together with existing cash and cash equivalents, cash generated from operations and cash available through its credit and note payable arrangements, will be sufficient to finance its product development and operating needs through December 1997.

                                    BUSINESS

In addition to the historical information contained herein, this Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as those discussed in this section and elsewhere in this Prospectus.

GENERAL

Trusted Information Systems, Inc. provides comprehensive security solutions for protection of computer networks, including global Internet-based systems, internal networks and individual workstations and laptops and is a leading provider of firewall products. TIS, which was founded in 1983 to engage in computer security consulting, draws upon the expertise of a senior management team with an average of more than 20 years of experience in computer security and networking issues in industry and government. The Company emphasizes the robustness of its security solutions, its long experience with computer security and cryptography issues and its ability to provide comprehensive solutions to customers. The Company also emphasizes its strong reputation with corporate and government computer security professionals in the United States and abroad as a pioneer in the field of computer network security. The Company's customers include the following or subsidiaries thereof: Chrysler Corporation, Microsoft Corporation, NationsBank Corporation, Royal Dutch Petroleum Co. and Swiss Bank Corporation.

The Company develops, markets, licenses and supports the Gauntlet family of firewall products. These products allow customers to create "trusted" networks that are protected from access, theft and damage by unauthorized users from "untrusted" networks such as the Internet and also enable the creation of virtual private networks ("VPNs") through the encrypted transmission of information across untrusted networks. The Company's Gauntlet Internet Firewall, introduced in 1994, was derived from the TIS Internet Firewall Toolkit which has been available on the Internet since 1993 and has been downloaded more than 34,000 times to more than 15,000 discrete locations worldwide. To date, more than 1,700 Gauntlet Internet Firewalls have been licensed to customers. In January 1996, the Company initiated a telemarketing program to upgrade TIS Internet Firewall Toolkit users to the Gauntlet family of firewall products. To build, maintain and enhance customer relationships, TIS also offers a full range of consulting in information security policies and planning to its customers. The Company further provides research and development and consulting to government agencies, including the NSA and DARPA, in areas such as next generation firewalls, distributed trusted operating systems, Internet domain name services, international cryptography and advanced cryptographic key handling and recovery techniques.

Prior to founding the Company in 1983, Stephen T. Walker, Chairman and Chief Executive Officer, spent over 20 years working on computer security issues for the U.S. government at the NSA and ARPA.

INDUSTRY BACKGROUND

The Internet

The Internet, derived from ARPA research in the 1970s, is a global web of inter-connected computer networks which enables commercial organizations, educational institutions, government agencies and individuals to freely communicate, access and share information and conduct business remotely. The networks that constitute the Internet are connected in a variety of ways, including by the public switched telephone network and by high speed, dedicated leased lines.

While there has been significant media interest in the consumer potential of the Internet, business and professional organizations also account for a significant percentage of Internet usage. The recent growth in the Internet has been driven primarily by the increasing popularity of two applications: the World Wide Web and e-mail. The emergence of the World Wide Web allows commercial organizations a new medium in which to publish multi-media documents and other information for public access and to advertise or provide products and services to users. Many such commercial enterprises have established a "home page" to enhance these new market opportunities. Customer service, electronic commerce, advertising and market data generation are all being conducted across the World Wide Web. The growth of e-mail usage on the Internet is being driven by ease-of-use and standardization. Today, there are a number of commercially available e-mail programs that an organization or individual may use to facilitate Internet communications.

The Company believes that full commercial utilization of the Internet has been hampered by lack of security and the vulnerability of the Internet and private networks directly connected to the Internet. The very openness of the Internet means that transmitted information and data stored in connected hosts are exposed to other users who are able, in the absence of effective security measures, to gain access to, manipulate and divert the data. This fundamental weakness mandates that organizations and individuals weigh security concerns against the perceived commercial opportunities presented by millions of Internet users.

Private Networks and Intranets

As network technology has advanced, enterprise computing has evolved from mainframe computers supporting a number of terminals toward networks of inter-connected personal computers. Organizations have developed local-area networks ("LANs") to share data and applications within work groups. Increasingly, businesses are using the Internet's non-proprietary TCP/IP protocol for internal network communications which facilitates corporate communications using Internet tools and applications. Internal networks that employ TCP/IP as a network protocol are known as "Intranets."

Organizations are increasingly dependent on electronic communications among geographically dispersed internal operations, customers, suppliers and other partners. Many organizations have connected together LANs, including geographically dispersed networks, into wide-area networks ("WANs"), and further connect multiple LANs and WANs, including remote networks and mobile PCs, over dedicated leased lines or other costly telecommunication links. Private networks can support remote access from other private networks to provide customer support bulletin board services, electronic data interchange ("EDI") and database sharing. Organizations can use the Internet as a low-cost, if less secure, communications "backbone" for a WAN, thereby extending internal information systems and enterprise applications to geographically dispersed facilities, remote offices and mobile employees.

The increasing number of authorized users having direct access to expanding networks and the data contained on such networks has increased the need to provide protection for sensitive data on such networks from unauthorized users with general access to a system. Network administrators face the challenge of creating accessible, shared LANs and Intranets while protecting the integrity and confidentiality of the information being shared.

Network Security

As a result of the increased use of the Internet and Intranets, unauthorized access to organization networks and corporate data is an increasingly costly business problem. Sensitive data that require protection from unauthorized use include financial results, medical records, personnel files, research and development projects, marketing plans and other business information. Unauthorized access to this information may go undetected by the computer user or network administrator, especially if the information is read but not altered by the unauthorized party. Organizations are vulnerable not only to unauthorized access to information resources by outsiders, but also to abuse by employees within their own organizations.

TIS believes the requirements for information security in these complex communications systems can be described in terms of three major requirements:

     Confidentiality: controlling who gets to read information

     Integrity: assuring that information is changed only in a specified and authorized manner, and

     Availability: assuring that authorized users have continued access to information and resources.

The relative importance of these requirements differs depending upon the application. For example, funds transfer systems require strong integrity controls, while automotive design or petroleum exploration systems may focus chiefly on confidentiality.

These information security requirements typically are stated in a security policy -- a concise statement of information sensitivities, protection responsibilities and organizational commitment. The Company believes that a strong security policy must state specific security needs in terms which balance the system's risks and vulnerabilities with the need to operate. An organization must consider the following in establishing a system security policy:

     the value of the asset being protected;
     the vulnerabilities of the system -- what damage can insiders/outsiders do to the system;
     the threats to the system -- can adversaries exploit these vulnerabilities; and
     the risks to the system -- what are the costs of recovery if an adversary exploits a system's vulnerability.

These policies then need to be implemented by the organization at a number of levels, for example, (a) between sections or particular groups within a site,
(b) for each site, (c) throughout the organization with its many sites and (d) between the organization, its customers and suppliers. Each level of communications requires the implementation of information security technology to carry out these security policies.

Firewalls

Without any firewall protection, a computer on an untrusted network can easily exploit any weaknesses in the software on a computer on a trusted network. Figure 1 shows two computers on networks communicating over the Internet without any firewall protection.

(Figure 1: Typical Host-to-Host Computer Communications)

Firewalls have developed as key elements in implementing different security policies at the different levels within networks. The growth in Internet users and Intranets, as well as the growing concerns about network security, are fueling increasing demand for firewalls. A report released in February 1996 by International Data Corporation projects that firewall product licenses will grow from 10,000 units in 1995 to 1,500,000 units in 2000, while revenue from such licenses will grow from approximately $160 million to approximately $980 million over the same period.

Firewalls provide strong points of defense and controlled, audited access to services at all levels of communications -- both from within and without an organization's private network. A firewall is a computer system that is interposed between two networks, generally an organization's internal or private computer network and a more public or untrusted network. The private, or trusted, network can be as large as the internal network of a Fortune 500 company, or as small as a network serving a single department at a single site. The public or untrusted network can be as specific as the enterprise's network or as general and open as the Internet. One "firewalled" private network can exist inside another. A firewall can restrict the access to a trusted network by user, by application and by location. A firewall can also require users to provide authentication based on cryptography that is much less vulnerable than the simple passwords that have been historically used in computer systems. Thus, any organization linking a trusted network to an untrusted network, either internal or external, will generally and increasingly require a firewall to enforce network security and protect the trusted network.

The two major types of firewalls are filtering gateways and application gateways. Both gateway types work to enforce a network security policy without adversely limiting flexibility or affecting performance. However, each design strikes a different balance between these three goals: filtering gateways sacrifice aspects of security in order to be more flexible and generally provide for performance, and application gateways provide higher security at the expense of some flexibility and performance.

Filtering Gateway Firewalls. Filtering gateway firewalls are either "static" or "dynamic" packet filters. Dynamic filtering is sometimes referred to as "Stateful Multi-Layer Inspection." All filtering gateways make routing decisions based on information contained in each network "packet." If a packet's content meets the security policy criteria, it is forwarded to the destination. Otherwise, it is blocked at the gateway. Static filters, which are typically implemented in routers, examine each packet as it arrives at the gateway and make a routing decision based on the packet's header (information such as source and destination address, protocols, and port numbers) and sometimes on portions of the packet's contents. Dynamic filters can make forwarding decisions based on the application protocols contained within the packets, by maintaining the state of the application program. Filtering gateways are limited in the amount of content filtering that may be done for a given session.

Since filtering gateways operate by routing traffic, they provide direct connectivity between untrusted and trusted networks. This direct connection places a large burden for the network's security policy on internal systems because they are directly exposed for all services the firewall lets through. A typical example is electronic mail: if the filtering gateway is configured to permit inbound e-mail, the security of the e-mail server becomes critical -- if it is running an insecure mail server such as the UNIX "sendmail" program, history has shown that the system will be vulnerable to penetration, and could then be used as a starting place to attack the rest of the computers on the network intended to be protected by the firewall.

Figure 2 shows a filtering gateway firewall imposed between an untrusted network and a trusted network. The filtering gateway screens incoming and outgoing traffic and decides whether to allow a communication. If the communication is allowed, software on the trusted system must itself process all traffic generated by the untrusted system, leading to a greater potential for exploitation. As in Figure 1, the computer on the untrusted network can exploit any weakness in the software on the computer on the trusted network. Even dynamic filtering gateways that inspect the state of a connection allow direct connections between computers on the untrusted and trusted networks and offer limited application level filtering.

(Figure 2: Filtering Gateway Firewall)

Application Gateway Firewalls. Application gateways, also known as proxy gateways, control network connections rather than individual packets. At the point where a connection is requested, the proxy for the given protocol will check the firewall's security policy and decide whether the connection is permitted. If it is, the proxy will then mediate all future traffic for that connection and verify that it conforms to the given protocol and security policy. Application gateways permit or deny connections and mediate traffic based on security policy considerations such as user name, addresses, protocols, and protocol-specific functions (e.g., download data but not upload, e-mail scanning, Java filtering).

Figure 3 shows an application gateway firewall imposed between an untrusted network and a trusted network. The application gateway interrupts the communication between computers on the two networks. Depending upon the particular application, various checks are made at the application proxy level. If the connection is allowed, a second link between the firewall and the trusted network is established and all data is passed through the application proxy. This design prevents a direct connection between computers on the two networks, thereby significantly reducing the ability to directly exploit a weakness in the software on the computer on the trusted network and increasing the ability to perform filtering specific to the application.

(Figure 3: Application Gateway Firewall)

TIS's Gauntlet firewall products are application gateway firewalls.

Virtual Private Networks (VPNs)

Once firewalls are in place at multiple sites on a WAN, the ability to establish encrypted communications links over WANs becomes practical. These VPNs provide complete protection among networks, whether among a corporation's internal information systems at different locations or among those locations and widely dispersed customers and suppliers. VPNs permit the safe commercial use of the Internet, thereby providing significant cost savings by reducing reliance on more costly dedicated telecommunications alternatives. A report prepared by an industry consultant indicates that for the set of applications covered, such cost savings could provide a full payback of the VPN investment within the first year of its operation.

Export controls imposed by most governments are a significant impediment to the establishment of Global VPNs ("GVPNs"). Recent initiatives by the U.S. and other governments to allow export of cryptography when combined with some form of key recovery system offer an excellent opportunity to realize the full potential of GVPNs on an international basis. The Company believes that once appropriate government policies are in place, the combination of application gateway firewalls and key recovery enabled encryption (such as the Company's RecoverKey/KRT technology) will radically alter the landscape of today's private networks, providing reliable, protected communications through public networks such as the Internet. See "-- Commercial Products and Services -- Cryptographic Products/RecoverKey/Key Recovery Technology (KRT) System."


TIS STRATEGY

The Company's objective is to be the leading provider of comprehensive security products and services for corporate and government information systems. Essential elements of the Company's strategy include:

     Provide Comprehensive Security Solutions. The Company's approach is to develop, market and support a broad range of network security software products for the protection of computer networks, including global Internet-based systems, internal networks and individual workstations and laptops. The Company believes that its integrated approach to network security products and services provides a more comprehensive security solution than the single product offerings marketed by many of its competitors. The Gauntlet family of firewall products currently includes the Gauntlet Internet Firewall, the Gauntlet Intranet Firewall, the Gauntlet Net Extender and the Gauntlet PC Extender. Additionally, the Company offers a full range of expert consulting services in information security policies and planning to commercial enterprises and governments. With the support of government-funded and independent research and development, the Company is developing extensions and enhancements to current firewall technology and applications of cryptography to maintain its position as a leader in providing comprehensive security solutions. The Company is currently developing enhancements to the Gauntlet family of firewall products, including an enhanced graphical user interface ("GUI"), and expects that its Gauntlet versions supporting Sun Microsystems' Solaris Version 2 and Microsoft's Windows NT Server Version 4.0 will be commercially available by the end of 1996. The Company intends to extend its leading positions in network firewalls and encryption technology, including KRT, to enable companies to establish global virtual private networks.

     Increase Market Penetration Through Multiple Channels. The Company's marketing strategy for TIS network security products and services focuses on utilizing both a direct sales force and reseller channels to target large corporations and organizations. The Company intends to expand its current direct sales force to both increase initial market penetration and to pursue follow-on sales for TIS network security products and services. The Company intends to continue to focus its direct sales efforts on Fortune 500 companies, particularly those which have a strong need for secure communications within workgroups and among geographically dispersed networks through the Internet. For example, the Company has targeted companies in the telecommunications, finance and banking, petrochemicals and pharmaceuticals industries as those most likely to require network security solutions. The Company intends to emphasize the use by such organizations of the Gauntlet family of firewall products and related services together with cryptography, for enhanced security for sensitive communications. The Company has established customer relationships with the following or subsidiaries thereof: Chrysler Corporation, Microsoft Corporation, NationsBank Corporation, Royal Dutch Petroleum Co. and Swiss Bank Corporation.

     The Company has established a significant global reseller channel consisting of over 50 Internet service providers, value added resellers and hardware vendors, system integrators and security product vendors. The Company's resellers are primarily located in the United States, Europe and the Pacific Rim. The Company intends to greatly expand these channels for its network security products and for its cryptographic products, particularly in Europe and the Pacific Rim.

     A significant portion of the Company's Gauntlet firewall products customers consist of organizations which have sought upgrades to and support for the TIS Internet Firewall Toolkit available on the Internet. The Company has established a program to identify and pursue entities which have installed firewalls based on the TIS Internet Firewall Toolkit for follow-on sales of Gauntlet firewall products and related services.

     Expand Consulting Services. The Company intends to focus on expanding its provision of consulting services to large organizations with respect to the establishment of information security policies and of trusted communications systems, including GVPNs. The Company believes these consulting services will assist companies in enhancing security while reducing communication costs through the effective deployment of the Company's products. In building its consulting services, the Company intends to emphasize the reputation and experience of its senior management and technical staff. The Company also intends to utilize the relationships it establishes through its expanding consulting efforts to generate additional customers for TIS network security products and services.

     Leverage Government Research and Engineering. The Company believes its extensive U.S. government-funded research activities can yield major short and long-term product concepts as well as enhance current network security product offerings. Government funding contributes to the Company's ability to maintain a research and engineering staff of over 130 scientists and engineers. With the Gauntlet family of firewall products, the Company has demonstrated its ability to create and market commercial products based on government-funded research results and believes that similar efforts will enable it to implement new advanced products in the future.

TIS SOLUTION

TIS offers a comprehensive set of products and services for the protection of computer networks, including global Internet-based systems, internal networks and individual workstations and laptops. As part of this complete solution, TIS provides consulting services to evaluate and design information security policies and firewall and other network security products that address the major requirements of confidentiality, integrity and availability.

The TIS Trusted System Design Principles, derived from decades of computer security experience, include:

     Simplicity in mechanisms and services provided.

     Simplicity in software design, development and implementation.

     A "Crystal Box" approach, in which source code is distributed to allow for assurance reviews by the Company's customers, resellers and other experts.

     Logging every event that can be logged; the customer can then customize a complete and appropriate security audit trail.

     Supporting all forms of user authentication methods and mechanisms.

     Enforcing an organization's security policy, instead of imposing one of its own.

Management believes that the integrity of the Company's security solutions, the simplicity and brevity of its Gauntlet code, the transparency of its "Crystal Box" approach and the experience and expertise of its management team and consultants attract customers to purchase the Company's products and services. In addition, the Company believes that the encryption technology of its firewall products, which allows organizations to establish secure communication between geographically dispersed sites through VPNs and GVPNs, further attracts customers due to the potential cost savings which may be achieved by communicating over the Internet rather than over more expensive, private lines.

(Graphic: Example of the Gauntlet Internet and Intranet Firewall products protecting a trusted network)

COMMERCIAL PRODUCTS AND SERVICES

Gauntlet Firewall Products

The following table sets forth certain information regarding certain of the current TIS product offerings.

--------------------------------------------------------------------------------------------------------
                                                                                              DATE OF
  ENVIRONMENT         PRODUCT NAME                         DESCRIPTION                      INTRODUCTION
--------------------------------------------------------------------------------------------------------
Internet           Internet Firewall    A research-based collection of modules, available     Q4 1993
                        Toolkit         free on the Internet for use but not for resale,
                                        from which one can build a firewall and serves as
                                        the foundation for the Company's Gauntlet family
                                        of firewall products.
Internet           Gauntlet Internet    Application gateway firewall that protects            Q2 1994
                        Firewall        internal networks from external intrusion.
Intranets          Gauntlet Intranet    Distributed firewall technology that protects         Q2 1996
                        Firewall        departmental Intranets from unauthorized access
                                        by internal users.
Remote Sites          Gauntlet Net      Distributed firewall technology that provides         Q2 1996
                        Extender        secure communications over the Internet and WANs
                                        to and from remote networks through the use of
                                        encryption.
Mobile PC Users       Gauntlet PC       Provides secure communications over the Internet      Q2 1996
                        Extender        and other public networks to and from mobile PC
                                        users.

Internet Firewall Toolkit. The Company introduced its Internet Firewall Toolkit on the Internet in 1993, free for use but not for resale. The TIS Internet Firewall Toolkit, which has been downloaded more than 34,000 times to more than 15,000 discrete locations worldwide, is a collection of computer programs from which a skilled programmer can build an application gateway firewall to secure communications over public networks such as the Internet. To build a firewall from the TIS Internet Firewall Toolkit, the toolkit programs must be compiled on the programmer's hardware and operating systems and must configure the operating system on which the firewall is housed to be a suitably secure base for the firewall software. A firewall compiled from the TIS Internet Firewall Toolkit provides basic protection for common Internet applications including e-mail and the World Wide Web browsers and supports user authentication. Compared to the Gauntlet family of firewall products, such a firewall will provide limited management features and lacks firewall-to-firewall encryption that allows the construction of a VPN. Additionally, a firewall built from the TIS Internet Firewall Toolkit generally must be maintained and enhanced by the programmer who constructed it. The Company has initiated a program to upgrade TIS Internet Firewall Toolkit users to the Gauntlet family of firewall products.

Gauntlet Internet Firewall. The Gauntlet Internet Firewall is an application gateway firewall which is the cornerstone of the Company's comprehensive security solution. The Gauntlet Internet Firewall functions as a barrier between the user's trusted network and untrusted networks such as the Internet and is based on the TIS Internet Firewall Toolkit. The Gauntlet Internet Firewall enables secure communications over public networks such as the Internet, including firewall-to-firewall encryption that allows a firewall owner to construct a VPN. In addition to standard encryption and VPN capabilities, authentication and proxy services, the Gauntlet Internet Firewall includes a secure GUI for management and includes audit and alert capabilities and tools. The Company introduced a new GUI for the Gauntlet Internet Firewall in January 1996 and is currently developing additional enhancements for ease of use and administration. The Gauntlet Internet Firewall software operates on a number of popular versions of the UNIX operating system. The Company has developed and packages as part of the Gauntlet Internet Firewall selective modifications to the operating systems to increase the Gauntlet Internet Firewall's usability and to harden the operating systems to make them more resistant to attack. Because of these modifications, the Gauntlet Internet Firewall is "transparent" and supports network services without requiring action by individual end users or modifications to their client software. Also because of these modifications, the Gauntlet Internet Firewall prevents "spoofing" attacks in which a computer on the untrusted network pretends to be on the trusted network, and it detects attempts from either network to probe for unprotected services or points of access. To date, more than 1,700 Gauntlet Internet Firewall products have been installed.

The Gauntlet Internet Firewall currently supports SunOS Versions 4.1.3 and 4.1.4, Hewlett-Packard's HP-UX Versions 10.0 and 10.01 and Berkeley Software Design, Inc.'s BSD/OS Versions 1.1, 2.0 and 2.1. The Company expects that its Gauntlet versions supporting Sun Microsystems' Solaris Version 2 and Microsoft's Windows NT Server Version 4.0 will be commercially available by the end of 1996.

Gauntlet Intranet Firewall. The Gauntlet Intranet Firewall was designed for improving the internal security of a LAN or Intranet. The Gauntlet Intranet Firewall provides protection against unauthorized access to network resources by internal users, and protects communications among individual PCs within and across workgroups. The Gauntlet Intranet Firewall also currently supports Sun, Hewlett-Packard and BSDI operating systems. The Company expects that its Gauntlet Intranet Firewall product supporting Sun Microsystems' Solaris Version 2 and Windows NT Server Version 4.0 will be commercially available by the end of 1996.

Gauntlet Net Extender. Extending the capabilities of the Gauntlet firewall, the Gauntlet Net Extender is a remote Gauntlet firewall that network administrators can manage from another Gauntlet firewall. The Gauntlet Net Extender's target customers are enterprises with multiple divisions and remote locations. Using encryption, the Gauntlet Net Extender works in conjunction with a Gauntlet Internet Firewall to provide remote site network security and remote management and control from a centralized location. The Gauntlet Net Extender also currently supports Sun, Hewlett-Packard and BSDI operating systems. The Company expects that its Gauntlet Net Extender product supporting Sun Microsystems' Solaris Version 2 and Windows NT Server Version 4.0 will be commercially available by the end of 1996.

Gauntlet PC Extender. The Gauntlet PC Extender provides multiple levels of security for remote users utilizing a PC running on Microsoft Windows 3.1 or Microsoft Windows for Workgroups 3.11 to connect to an internal network or communicate within an Intranet. The encryption provided by the Gauntlet PC Extender protects passwords, provides user authentication to prevent unauthorized access to internal network resources and provides data encryption to protect the confidentiality and integrity of information transmitted over the Internet or other public or private networks. The Company expects that its Gauntlet PC Extender product for PCs supporting Microsoft Windows 95 will be available by the end of 1996.

The specific uses and applications of the Company's network security products vary significantly among market sectors and business organizations. Examples of actual uses by customers of the Company's products include:

     - A U.S. company that is a provider of software solutions for electronic commerce has installed multiple Gauntlet Internet Firewalls at the organization's sites in the United States and abroad to create a GVPN utilizing encryption. This enables personnel at the various domestic and overseas sites to share proprietary software product development and business information securely over the Internet.

     - A multi-national banking institution has installed multiple Gauntlet Internet Firewalls on corporate Intranets to enforce the bank's security policies that require isolation of different organizations within the bank located throughout the world. Each Gauntlet Internet Firewall is configured to allow only selected applications to pass financial and other important information onto the appropriate internal system. The Company's "Crystal Box" approach and the ability to log all Internet Firewall activities are essential to enforcement of bank security policy.

     - A software industry leader uses a number of Gauntlet Internet Firewalls in a parallel configuration which enables responsive Internet access for internal and external users of its major World Wide Web site. The Gauntlet Internet Firewalls enforce the company's security policies and procedures and protect the company's internal systems and networks, which process over 100,000 e-mail messages a day.

The Gauntlet Internet Firewall is offered by the Company at a U.S. list price of approximately $11,500 for software only and approximately $15,000 for a software/hardware bundle. The Company's U.S. list price for the Gauntlet Net Extender is approximately $10,000, for the Gauntlet Intranet Firewall is approximately $7,500 and for the Gauntlet PC Extender is approximately $100. Volume discounts are generally available. The Company provides initial on-site installation, testing and training and offers a variety of continuing maintenance and support options to customers of the Gauntlet family of firewall products.

The Company plans to extend its firewall products to include new proxies for new services and to defend against new threats. Customer input will be an important part of the Company's continued development of improvements in ease of use and management functions. In addition, the Company is developing products which will be compatible with Microsoft's Internet Security Framework. This framework provides an open, interoperable and cross-platform set of technologies and enables the effective interface of products developed and marketed by a variety of software companies which will allow individuals to exchange information securely, control access to their systems and conduct secure financial transactions across public networks.


Cryptographic Products/RecoverKey/Key Recovery Technology (KRT) System



The Company's cryptographic products are currently under development and the Company is in negotiations with a number of companies regarding licenses of the RecoverKey/KRT toolkit and the Key Recovery Centers ("KRCs"). However, no significant revenues from the sale of such products are anticipated prior to 1997.



RecoverKey/KRT Toolkit. The RecoverKey/KRT toolkit consists of software and a license to the Company's RecoverKey/KRT technology to enable companies to incorporate key recovery technology into their products either to enable their cryptographic functions to satisfy U.S. (and possibly other) government requirements for general export to foreign markets (RecoverKey-International, formerly known as Commercial Key Escrow or CKE) or more generally to provide emergency access to encrypted data in case an encryption key is lost or unavailable for any reason (RecoverKey, formerly known as Commercial Key Recovery or CKR). Using the RecoverKey/KRT toolkit, the vendor can encrypt any user secret (e.g., a key used to encrypt a file) using the public key of a KRC and storing it in a Key Recovery Field ("KRF"). This KRF permits future access to that secret for any reason through the designated KRC.



Key Recovery Centers. KRCs are an essential part of the Company's RecoverKey/KRT. A KRC is a system (hardware and software) with a set of public and private keys for the recovery of encrypted data. A KRC receives and records user registrations which include the access information required for future recovery requests. Upon registration, the user's RecoverKey/KRT-enabled application can create a Key Recovery Field which will be recognized by the KRC. If a user needs to recover an encrypted file or message, the KRF is sent to the KRC, the user's identity is authenticated and the KRC provides the key located in the KRF required to decrypt the file or message.



Microsoft CAPI Compliant Cryptographic Service Provider (CSP). The Company is developing a Microsoft Cryptographic Application Programming Interface (CAPI) compliant CSP with a domestic and exportable version for which an application for export has been filed with the U.S. government. Both versions will be based on RSA's BSAFE version 3.0 toolkit technology. An exportable version will use the Data Encryption Standard ("DES") algorithm (56 bits) at a 112 bit equivalent key length (triple DES) in conjunction with RecoverKey-International (or

CKE). The domestic version will use triple DES as its standard mode of operation, but will also be able to interoperate with the exportable version. Both versions will use the Company's RecoverKey/KRT technology and will have optional, user selected, key recovery features.



The Company has been a leader in developing a key recovery solution to enable the interests of security and law enforcement agencies to be protected while permitting the export of products with strong cryptography. The U.S. government, both in the context of executive branch decision-making and pending legislation in the U.S. Congress, is actively considering a variety of decisions regarding cryptography export policy. The Clinton administration policy, as outlined by the Vice President on July 12, 1996 and October 1, 1996, links the relaxation of export controls to systems that include the use of key recovery. However, certain parties, including companies in the computer industry and members of the U.S. Congress, and a recent report prepared for the National Research Council of the National Academy of Sciences call for removing export controls on products that use the industry standard DES algorithm. To the extent that the government either decides to prohibit or otherwise restrict the export of such products with key recovery or decides to permit the export of such products without key recovery, those decisions could have an adverse impact on the development of a market for the RecoverKey-International (or CKE) products the Company plans to introduce in the future.



In January 1996, the U.S. government granted the Company an export license for a particular transaction involving the Gauntlet Internet Firewall using the DES algorithm. This is the first export license granted because the encryption is combined with a key recovery system. In June 1996, the U.S. government granted the Company several export licenses to sell the Gauntlet Internet Firewall in order to provide Global Virtual Private Network services.


Commercial Consulting

TIS offers a full range of consulting in information security policies and planning. TIS's Commercial Consulting Practice grew out of the Company's original consulting practice founded by Stephen T. Walker. It is currently led by members of senior management and carried out by TIS's staff of experts who average more than 15 years of information security experience in both commercial and government communities. TIS offers the following commercial consulting services: technology research services; consultation on security issues associated with products and services, corporate information security policy development, architectural and diagnostic security analysis and firewall configuration; and training for corporate network and security administration personnel. TIS's consulting customer base includes a wide range of institutions from financial, industrial, regulatory, entertainment, research, information systems and telecommunications organizations.

Management believes that the Commercial Consulting Practice has and will continue to play a key role in generating follow-on sales of the Company's security products. Corporations with the most complete information security needs, such as those in industries targeted by the Company, often look to outside consultants to assist them in designing, maintaining and improving network security systems and policies. The Company believes that its reputation in the field of computer security along with its team of experienced consultants attracts customers to engage TIS's services in solving their complex security needs.

The Commercial Consulting Practice continuously evaluates emerging network services and technologies, the security vulnerabilities inherent in new offerings and evolving methods employed by hackers and professional system penetrators to exploit system vulnerabilities. The findings from this effort not only enable more effective consultation and the development of automated analysis tools, but also feed into the ongoing network security product development and enhancement activities of TIS.

ADVANCED RESEARCH AND ENGINEERING

The Company engages in research and development of computer and communications security technology under contracts with departments and agencies of the U.S. government. The Company provides security technology analysis and consulting under contracts both directly and indirectly with the U.S. government and the governments of other countries. Historically, the principal source of the Company's revenues was from government contracts. In 1993, 1994 and 1995 and the first half of 1996, approximately 95%, 86%, 68% and 56%, respectively, of the

Company's total revenues were derived directly or indirectly from government contracts. These revenues, along with the Company's reputation as a pioneer in the field of computer and network security, have permitted the Company to assemble a group of renowned scientists and engineers.

The government research and development efforts include Trusted Mach technology, a high assurance operating system base that controls access to all system resources and enforces security policies based upon labels associated with the sensitivity of the resources and access privileges of the users. High-Assurance Firewalls, World Wide Web servers and file servers built on the Trusted Mach technology will provide strong protection for data that is to be shared, either within an organization or externally, but which must also be protected from unauthorized reading or writing. Another operating system security technology derived from government-funded research enforces a broad spectrum of security policies, including those tailored to the user's individual role in an organization. This technology can greatly improve the security of existing operating systems by partitioning their capabilities into various domains. The Company has demonstrated significant improvements to UNIX systems security using this technology.

Other government research and development efforts include the development of prototype secure distributed systems, the incorporation of cryptographic services into various applications and the enhancement and broader application of access control techniques. Under government contracts, the Company has incorporated cryptography into e-mail to provide the ability to digitally sign e-mail in addition to protecting the contents from change or perusal. The Company is developing techniques to improve the security of Internet infrastructure, such as Domain Name Service and routing, by digitally signing communications between cooperating elements. Security services are being incorporated into distributed systems using access control techniques that work with Common Object Request Broker Architecture (CORBA), an emerging international standard.

Government-related consulting has focused primarily upon security assessment and design assistance for security features and attributes of the systems and applications of the U.S. Department of Defense. The Company's consulting has helped to discover approaches that provide both the security and functionality that is needed to support the defense mission. Many of the security issues and architectures have commercial counterparts, and the Company has generally reserved the rights to develop such related technologies for commercial uses.

The Company's backlog for direct and indirect U.S. government contracts as of June 28, 1996 was approximately $14.4 million. The government-related backlog represents firm orders or contracts for research, development and consulting analysis with performance and delivery schedules that extend up to 30 months. Funded backlog represents the portion of the backlog for which agencies, departments or companies have actually obligated payment. As of June 28, 1996, approximately $7.3 million of the government-related backlog is funded. The Company's U.S. government contracts are subject to audit by the DCAA. The DCAA has audited the Company's cost accounting system through 1990 without material cost disallowances and is currently performing a similar audit of the Company's cost accounting system for the years 1991 through 1994.

Most of the Company's government-related contracts require the Company to perform specified services for which the Company is paid its costs incurred and a negotiated fee. Two contracts for the development of the Trusted Mach technology accounted for approximately 33% of the Company's total revenues during 1995. The smaller contract ended in December 1995. The larger contract, with the NSA, accounted for approximately 25% of the Company's total revenues during 1995 and is currently scheduled to complete in early 1997. Security technology research and development contracts with ARPA accounted for approximately 17% of the Company's 1995 revenues. During 1995, 8% of the Company's total revenues came from security technology research and development contracts with the RL.

SALES AND MARKETING

The Company intends to pursue a focused marketing strategy to achieve greater market penetration for TIS network security products and services by utilizing complementary domestic and international distribution channels, including direct sales, resellers and telesales. The Company believes these channels will provide broad customer coverage while maintaining a highly cost-effective effort. The Company has organized its direct sales, resellers and telesales teams, currently consisting of over 30 employees, on a regional basis in order to approach the market in a coordinated manner. The Company has initiated a strategy of directly marketing to its current base of users who have downloaded the TIS Internet Firewall Toolkit and seeks to convert them into users of Gauntlet products. In addition, the Company's Fortune 500 marketing strategy with large organizations is to establish relationships through consulting assistance in the architectural design, installation and operational phases of their major security initiatives. The Company plans to attend the popular Internet and network shows, advertise in trade journals and submit articles that will deliver its message to decision makers and to the people who make information security recommendations.

Direct Sales. The Company's direct sales force markets its products and services to large corporations and organizations with complex information security needs, such as telecommunications companies, finance and banking institutions, petrochemical companies and pharmaceutical companies. The Company's direct sales staff solicits these customers and provides strategy and solutions as well as insights into security architecture alternatives while gathering insight into customers' future requirements.

Resellers. The Company currently maintains a worldwide network of over 50 resellers which can be categorized into four areas based on business segmentation and end user focus: Internet service providers, value added resellers and hardware vendors, system integrators and security product vendors. The Company views these reseller partners as an extension of its direct sales force and supports these relationships with on-going training in security planning, installation and maintenance as well as by providing such resellers with updated information, software enhancements and advance notice of announcements of future products through a TIS World Wide Web site designed specifically for that purpose. The following are some of the Company's resellers in each of the designated categories:

        - Internet Service Providers: In the United States, these include BBN Internet Service Corp., PSINet, Inc. and UUNet Technologies, Inc. Unipalm Limited is the Company's Internet service provider in Europe. Internet Initiative Japan is one of the Company's Internet service provider resellers in the Pacific Rim.

        - Value Added Resellers and Hardware Vendors: In the United States, these include Data General Corporation and Silicon Graphics, Inc. In Europe and the Pacific Rim, these include Bull Enterprise Systems, HITACHI Ltd. and Sumitomo Electric Systems Company, Ltd.

        - System Integrators: These include AvantComp Oy, Conjungi Corporation, Fujitsu Systems Business of Canada, Inc. and Media Communications STM AB.

        - Security Product Vendors: These include Hanil Telecom Co., Ltd. in the Pacific Rim and Mergent International, Inc. and V-One in the United States.

The Company's agreements with its resellers generally provide the reseller with a limited license to market, distribute and install the Company's Gauntlet family of firewall products in a particular territory and to make such modifications to the Company's Gauntlet family of firewall products as may be required to serve the customer's needs. The agreements obligate the Company to provide its resellers with updates to the licensed Gauntlet family of firewall products and with ongoing maintenance and support. The reseller is required to provide the Company with periodic reports regarding its activities in connection with such products and to pay related license fees to the Company. The agreements also contain confidentiality, indemnification and warranty disclaimer provisions.

Telesales. The TIS Telesales Team maintains frequent and open communications with customers. The TIS Telesales Team is geographically focused to develop, service and transact business. The 1993 decision to make the Company's firewall technology available via the Company's World Wide Web page proved very successful and of strategic importance. It is currently estimated that there have been more than 34,000 downloads of the TIS Internet Firewall Toolkit to more than 15,000 discrete locations worldwide. The Telesales Team targets members of this user community as potential customers for the Gauntlet family of firewall products. TIS also provides these prospects with information through a Firewall Toolkit user group and Birds of a Feather sessions at conferences. Other leads for the Telesales Team are generated through trade shows, an 800 number, e-mail and direct mailings.

For information regarding the Company's revenues from outside North America, see
Note 1 of Notes to Consolidated Financial Statements.

CUSTOMER SERVICE AND SUPPORT

The Company offers extensive training to customers and resellers for firewall installation and management. As part of the training program, the Company provides onsite or offsite classroom instruction and related instructional materials which enable customer and reseller personnel to deliver the first level of support and to tailor a support scenario for a client's unique requirements.

The Company offers support services by e-mail and telephone for its Gauntlet family of firewall products. These services encompass diagnosing problems in the network associated with the firewall and answering questions about configuration and operation alternatives. Most customers purchase support services in the form of a support contract covering a single firewall or in the form of a corporate support agreement. The Company offers a variety of support contracts, including one offering support seven days a week, 24 hours per day (7 X 24).

RESEARCH AND DEVELOPMENT

The Company's research and development efforts are focused on core information security technologies, enhancements to existing technologies and products and development of new products. The Company's information security products research and development program has focused primarily on feature and performance enhancements, expansion of the family of scaleable firewall and cryptographic security products and development of applications of cryptography, in particular those associated with cryptographic key recovery. The Company's government research and development program focuses on extensions and enhancements to current firewall technology, access control techniques for operating systems and networks, the application of cryptography within operating systems, network components and network infrastructure and security for distributed systems. See "-- Advanced Research and Engineering." Through a combination of independent and government-funded research and development efforts, the Company is able to maintain a broad base of computer and network security technology expertise and to remain a leader in information security technology development.

As of August 28, 1996, the Company's research and development staff included more than 130 scientists and engineers. Of these, nine have PhDs, 62 have master's degrees and 61 have bachelor's degrees. The Company believes that its ability to attract and retain a highly qualified technical staff will continue to be essential to the success of its research and development programs. The market for such personnel is highly competitive and the Company's research and development activities could be adversely affected if the Company is unable to attract and retain skilled technical personnel.

In addition to amounts directly funded by the U.S. government, the Company spent approximately $582,000, $646,000 and $1.14 million on research and development during the years ended 1993, 1994 and 1995, respectively, and approximately $1.01 million during the first half of 1996. The Company expects to continue to fund research and development efforts independently, through internally generated funds and proceeds from the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company believes that the continued scope and progressiveness of its security technology research and development are essential in ensuring the Company's future success in the information security field.

COMPETITION

Competition in the information security market is intense and constantly evolving, and the Company expects such competition to increase in the future. The Company believes that significant competitive factors affecting this market are depth of product functionality, product quality and performance, product price, customer support, conformance to protocols and industry standards and breadth of platform support. In addition, the Company believes that the ability to rapidly develop and implement new products and features for the market is critical. There can be no assurance that the Company can maintain or enhance its competitive position against current and future competitors. Significant factors such as the emergence of new products, fundamental changes in computing technology and aggressive pricing and marketing strategies may also affect the Company's competitive position. Many of these factors are out of the Company's control. See "Risk Factors -- Competition."

The principal competitors for the Company's government-funded research and development are BBN Corporation, Open Software Foundation Research Institute, Secure Computing Corporation and SRI International.

The Company's principal current competitors for its network security products include America Online, Inc.'s Advanced Network and Services subsidiary, Bay Networks Inc., Border Network Technologies, Inc., Check Point Software Technologies Ltd., Cisco Systems, Inc., Digital Equipment Corporation, Harris Computer Systems Corporation, International Business Machines Corporation, Microsoft Corporation, Milkyway Networks Corporation, Morningstar Technologies, Inc., Network Systems Corporation, Raptor Systems, Inc., Secure Computing Corporation, Sun Microsystems, Inc. and V-One. Secure Computing Corporation recently announced the signing of a definitive agreement for the acquisition of Border Network Technologies, Inc. Due to the rapid expansion of the network security market, the Company may face competition from new entrants in the network security industry, possibly including the Company's resellers.

PROPRIETARY INFORMATION AND INTELLECTUAL PROPERTY


The Company's success is dependent in part on its proprietary technology. TIS relies on a combination of patent, trade secret, copyright and trademark laws, non-disclosure agreements and contractual provisions to establish and protect its proprietary rights. The Company has received three patents and has one pending domestic patent application and two pending international patent applications pursuant to the Patent Cooperation Treaty (PCT) on its KRT and computer security technology. The Company has not selected any particular foreign countries in which to file patent applications based upon these PCT applications and intends to make such selections as appropriate in the future. The Company uses a printed "shrink-wrap" license for users of its products in order to protect certain of its copyrights and trade secrets. The Company attempts to protect its trade secrets and other proprietary information through agreements with suppliers and non-disclosure agreements with employees and consultants and other security measures.


Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and, while the Company is unable to determine the extent to which piracy of its software products exists, such piracy can be expected to be a persistent problem, particularly in international markets and as a result of the growing use of the Internet. Some courts have held that shrink-wrap licenses, because they are not signed by the licensee, are not enforceable. The laws of Maryland, which the shrink-wrap licenses purport to make the governing law, are unclear on this subject. In addition, there can be no assurance that patent applications filed by the Company will result in patents being issued or that its existing patent, and any patents that may be issued to it in the future, will afford protection against competitors with similar technology; nor can there be any assurance that patents issued to the Company will not be infringed upon or designed around by others or that others will not obtain patents that the Company would need to license or design around. For additional information see "Risk Factors -- Limited Protection of Intellectual Property and Proprietary Rights."

The Company licenses encryption and other portions of the software included in its products from third parties and its success will depend in part on its continued ability to use technology that is important to the functionality of its products licensed from these or other parties. If its licenses were to be terminated and the Company were unable to obtain licenses to similar software from others there could be a material adverse effect on its financial condition or results of operations.

FACILITIES

The Company's principal administrative, research, sales, marketing and consulting facility is located in 44,681 square feet of office space in Glenwood, Maryland which is owned by the Company. The Company leases other domestic research, sales, marketing and consulting offices, including approximately 27,000 square feet in Rockville, Maryland and 1,371 square feet in Lisbon, Maryland. The Company has also entered into a lease for 6,271 square feet in McLean, Virginia. Additional domestic offices are located in Mountain View and Los Angeles, California, where the Company leases 4,472 and 3,874 square feet, respectively. The Company also maintains a sales, marketing and consulting office located in 2,675 square feet of leased space in the United Kingdom. The

Company also owns a 1,700 square foot building adjacent to its main facility in Glenwood, Maryland which is currently leased to a local small business. The Company believes that its existing facilities are adequate for its needs and that alternative or additional space will be available as needed.

EMPLOYEES

As of August 28, 1996, the Company employed 206 people on a full-time basis and 27 people on a temporary or part-time basis. Although the Company has no employment agreement with any of its employees, all employees are required to sign agreements containing confidentiality and non-disclosure provisions. Additionally, the Company hires independent contractors and temporary employees on an as-needed basis to assist with specialized assignments in certain areas, including commercial product development, advanced research and engineering, customer support and installations.

None of the Company's employees is represented by a labor union or is subject to a collective bargaining agreement. The Company considers its relations with its employees to be good.

REGULATORY MATTERS


Certain of the Company's information security products are subject to the export restrictions administered by the U.S. Department of State and the U.S. Department of Commerce, which permit the export of encryption products only with the required level of export license. In addition, these U.S. export laws prohibit the export of encryption products to a number of hostile countries. U.S. export regulations regarding the export of encryption technology require either a transactional export license or the granting of Department of Commerce commodity jurisdiction. To date, the Company has been able to secure all required U.S. export licenses, including the first two, and the Company believes the only, export licenses for transactions involving a network security product using the industry standard DES algorithm (56 bits), which were granted because they included a key recovery system. Additionally, the Company currently has a number of export license applications pending before the U.S. government, including two commodity jurisdiction applications, with respect to the export of products utilizing RecoverKey/KRT. There can be no assurance that the Company will continue to be able to secure such licenses in a timely manner in the future, or at all. The Company does not expect that such RecoverKey/KRT products will generate significant revenues prior to 1997. See "-- Commercial Products and Services -- Cryptographic Products/RecoverKey/Key Recovery Technology (KRT) System." In certain foreign countries, the Company's distributors are required to secure licenses or formal permission before encryption products can be imported. To date, except for certain limited cases, the Company's distributors have not been denied permission to import the Company's products.


LITIGATION

The Company is not currently engaged in any legal proceedings and is not aware of any pending or threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


The following table sets forth certain information regarding the directors and executive officers of the Company as of August 30, 1996:


-----------------------------------------------------------------------------------------------
          NAME              AGE                     POSITION WITH THE COMPANY
-----------------------------------------------------------------------------------------------
Stephen T. Walker(1)        52     President, Chief Executive Officer, Chairman of the Board
                                   and Director
Martha A. Branstad          55     Executive Vice President and Chief Operating Officer,
                                   President of Advanced Research and Engineering Division and
                                   Director
Harvey L. Weiss             53     Executive Vice President, President of the Commercial
                                   Division, Secretary and Director
Steven B. Lipner            52     Executive Vice President and Network Security Product Line
                                   Manager
Homayoon Tajalli            37     Executive Vice President and Cryptographic Product Line
                                   Manager
Ronald W. Kaiser            42     Executive Vice President and Chief Financial Officer
Gerald J. Popek(1)(2)       49     Director
Charles W. Stein(1)(2)      56     Director

(1) Member, Compensation Committee
(2) Member, Audit Committee

STEPHEN T. WALKER founded the Company in May 1983 and has continuously served as President, Chief Executive Officer, Chairman of the Board and a Director. From 1980 to 1983, Mr. Walker was the Director of Information Systems for the Office of the Assistant Secretary of Defense for Communications, Command, Control and Intelligence (C3I), Pentagon. In recognition of Mr. Walker's contributions, he was awarded the Secretary of Defense Meritorious Civilian Service Medal in 1984, and the first National Computer System Security Award in 1988. Mr. Walker holds a B.S. degree in electrical engineering from Northeastern University and an M.S. degree in electrical engineering from the University of Maryland.

MARTHA A. BRANSTAD has been Executive Vice President and a Director of the Company since 1986, Chief Operating Officer of the Company since 1993 and President of the AR&E Division since January 1996. From August 1984 to August 1985, Dr. Branstad served as the Program Director, Software Engineering for the National Science Foundation, and was responsible for directing academic research grants in software engineering and computational mathematics. During the period from September 1978 to September 1985, Dr. Branstad worked in various positions within the National Bureau of Standards, including Manager, Software for Parallel Processing and Manager, Software Engineering. Prior to that time, Dr. Branstad managed a software research group for the NSA. Dr. Branstad holds a B.S. in mathematics from Iowa State University, an M.S. degree in mathematics from the University of Wisconsin and a Ph.D. in computer science from Iowa State University.

HARVEY L. WEISS has been Executive Vice President of the Company, President of the Commercial Division and a Director of the Company since March 1996, and has been Secretary of the Company since May 1996. Prior to that time, from February 1994 to March 1996, Mr. Weiss served as President of Public Sector Worldwide Division for Unisys Corporation. From July 1991 to December 1993, Mr. Weiss was the Vice President of Sales and the President and Chief Operating Officer of Thinking Machines Corporation. Prior to that time, Mr. Weiss served in various senior capacities in Digital Equipment Corporation. Thinking Machines Corporation sought bankruptcy protection under Chapter 11 of the Bankruptcy Code in August 1994. Mr. Weiss holds a B.S. degree in mathematics from the University of Pittsburgh.

STEVEN B. LIPNER has been Executive Vice President and Network Security Product Line Manager of the Company since February 1994. From February 1992 to February 1994, Mr. Lipner served as the Director of Information Systems, Center for Information Systems of The MITRE Corporation. Prior to that time, Mr. Lipner held various engineering management positions with Digital Equipment Corporation ("DEC") from March 1981 to February 1992. From 1987 to 1992, Mr. Lipner was Engineering Group Manager of DEC's Secure Systems Group with responsibility for secure systems product development and business strategy. Mr. Lipner received S.B. and S.M. degrees in Civil Engineering from the Massachusetts Institute of Technology.

HOMAYOON TAJALLI has been an Executive Vice President of the Company since December 1993, and from October 1987 until December 1995 was responsible for all aspects of the Company's Trusted Mach operating system development activities. Since January 1996, Mr. Tajalli has served as the Cryptographic Product Line Manager. From February 1983 to October 1987, Mr. Tajalli held various management positions with Digital Equipment Corporation, including Senior Technical Software Manager, Technical Software Manager/Software Consultant and Principal Software Specialist. Mr. Tajalli holds B.S. and M.S. degrees in electrical engineering from the University of Maryland.

RONALD W. KAISER joined the Company in May 1996 as Executive Vice President and Chief Financial Officer. From November 1994 through January 1996, Mr. Kaiser served as Chief Financial Officer of American Communications Services Inc. ("ACSI"), a regional competitive access provider of telecommunications services, and from February 1996 through July 1996, Mr. Kaiser served as a consultant to ACSI. Mr. Kaiser is a certified public accountant with over 15 years of experience in accounting and financial management of both publicly held and private companies. From April 1993 to November 1994, Mr. Kaiser served as Vice President of Finance, Treasurer and Chief Financial Officer at ADAK Communications Corporation, a manufacturer and distributor of telecommunications digital access controllers. ADAK Communications Corporation sought bankruptcy protection under Chapter 11 of the Bankruptcy Code in February 1996. From 1990 through 1993, Mr. Kaiser served as Vice President - Finance and Treasurer of a subsidiary of George Fischer AG, a Swiss corporation. Mr. Kaiser received B.A. degrees in accounting and pre-law from Michigan State University.

GERALD J. POPEK has been a Director of the Company since May 1996. He has served as Chief Technology Officer of Platinum technology, inc. ("Platinum") since August 1995 and is responsible for participating in the setting of overall corporate technology and product strategy, enterprise security and open systems issues. From January 1982 to August 1995, Dr. Popek was the founder and Chairman of Locus Computing Corporation, an organization dedicated to open systems based distributed computing which was recently acquired by Platinum. Additionally, since 1987 Dr. Popek has been a senior faculty member in the Computer Science Department at UCLA, conducting research on computer security, distributed UNIX systems, replication and mobile computing. Dr. Popek holds a B.S. degree in nuclear engineering from New York University and S.M. and Ph.D. degrees in applied mathematics from Harvard University.

CHARLES W. STEIN has been a Director of the Company since May 1996. Mr. Stein has over 35 years of experience in the computer and communications industry and since February 1987 has served as the President, Chief Executive Officer and Director of Netrix Corporation, an electronic components company. Prior to that time, Mr. Stein was a Vice President with BBN Communications Corporation where he was responsible for marketing and later the Professional Services Division. Mr. Stein holds a B.S. degree in mathematics from Tufts University.

Officers of the Company are elected by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified. The Company's Certificate of Incorporation provides for a classified Board of Directors consisting of three classes of directors with each class required to be as nearly equal in number as possible. The number of directors is determined from time to time by the Board of Directors and is currently fixed at 5 members. A single class of directors is elected each year at the Company's annual meeting of stockholders. Subject to transition provisions, each director elected at each such meeting will serve for a term ending on the date of the third annual meeting of stockholders after his or her election and until his or her successor has been elected and duly qualified. Mr. Weiss is serving for a term expiring on the date of the Company's 1997 Annual Meeting of Stockholders, Mr. Stein and Dr. Branstad are serving for terms expiring on the date of the Company's 1998 Annual Meeting of Stockholders and Mr. Walker and Dr. Popek are serving for terms expiring on the date of the Company's 1999 Annual Meeting of Stockholders.

COMMITTEES OF THE BOARD OF DIRECTORS

The Company's Board of Directors currently has two committees, the Audit Committee and the Compensation Committee. The Audit Committee, among other things, recommends the firm to be appointed as independent accountants to audit the Company's financial statements, discusses the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's interim and year-end operating results, considers the adequacy of the internal accounting controls and audit procedures of the Company and reviews the non-audit services to be performed by the independent accountants. The current members of the Audit Committee are Dr. Popek and Mr. Stein. The Compensation Committee reviews and recommends the compensation arrangements for management of the Company and administers the Company's stock option plans. The members of the Compensation Committee are Mr. Walker, Dr. Popek and Mr. Stein.

DIRECTOR COMPENSATION


Directors who are not currently employees of the Company are entitled to receive a fee of $750 per meeting attended in person, are reimbursed for certain reasonable expenses incurred in attending each meeting of the Board of Directors and receive awards of stock options under the Amended and Restated 1996 Directors' Stock Option Plan. See "Management -- Directors' Stock Option Plan."


EXECUTIVE COMPENSATION

The following table shows information concerning compensation for the Chief Executive Officer and each of the other most highly compensated executive officers other than the Chief Executive Officer of the Company (the "Named Officers") for 1995.

SUMMARY COMPENSATION TABLE


                                    ----------------------------------------------------------------------
                                                                            LONG TERM
                                                                           COMPENSATION
                                              ANNUAL COMPENSATION          ------------
                                            ------------------------        SECURITIES           OTHER ANNUAL
   NAME AND PRINCIPAL POSITION      YEAR    SALARY($)    BONUS($)(1)    UNDERLYING OPTIONS    COMPENSATION($)(2)
                                    ----    ---------    -----------    ------------------    ------------------
Stephen T. Walker                   1995      195,952      146,026                --                 4,472
  President and Chief Executive     1994      180,055      141,274             2,453                 9,931
  Officer                           1993      163,262       49,923            12,269                 4,831
Martha A. Branstad                  1995      148,784       40,594                --                11,170
  Executive Vice President and      1994      137,187       38,497             2,453                11,392
  Chief Operating Officer           1993      127,182       21,263            12,269                 8,587
Steven B. Lipner                    1995      138,445       29,191                --                   864
  Executive Vice President          1994      109,430       21,397            49,076                   720
                                    1993           --           --                --                    --
Homayoon Tajalli                    1995      136,571       29,484                --                   198
  Executive Vice President          1994      126,874       24,424             2,453                   198
                                    1993      112,653       13,306            12,269                   198


---------------
(1) The Company's executive officers are eligible for annual cash bonuses. Such bonuses are based upon achievement of individual or corporate performance objectives determined by the Board of Directors.
(2) Includes the payment by the Company of the annual premium for certain term life coverage pursuant to a benefit program, and in the case of Mr. Walker and Dr. Branstad includes payment by the Company of the premium for buy-sell life insurance.

OPTION GRANTS IN LAST FISCAL YEAR

There were no options to purchase Common Stock granted in the year ended December 29, 1995 to any of the Named Officers.

FISCAL YEAR-END OPTION VALUES

The following table sets forth the value of outstanding options held by the Named Officers as of December 29, 1995.


                                                ------------------------------------------------------
                                                    NUMBER OF SECURITIES
                                                   UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                                         OPTIONS AT               IN-THE-MONEY OPTIONS AT
                                                     FISCAL YEAR-END(#)            FISCAL YEAR-END($)(1)
                                                ----------------------------    ----------------------------
                    NAME                        EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                                                -----------    -------------    -----------    -------------
Stephen T. Walker............................      14,722           --            $26,376              --
Martha A. Branstad...........................      14,722           --             26,376              --
Steven Lipner................................      49,076           --             95,698              --
Homayoon Tajalli.............................      14,722           --             26,376              --


---------------
(1) Calculated on the basis of the fair market value of the Common Stock at December 29, 1995, $2.45 per share (as determined by the Company's Board of Directors), less the exercise price payable for such shares, multiplied by the number of shares underlying the option.

EMPLOYEE STOCK OPTION PLANS


Under the Company's Amended and Restated Employee Stock Option Plan (the "Employee Option Plan"), at September 15, 1996, options for 143,329 shares of Common Stock were outstanding. No further options will be granted under the Employee Stock Option Plan. The Company's Amended and Restated 1996 Stock Option Plan (the "1996 Option Plan") authorizes the issuance of 1,625,667 shares of Common Stock pursuant to the exercise of stock option grants. At September 15, 1996, no shares had been issued under the 1996 Option Plan, options for 1,152,623 shares were outstanding and 473,044 shares remained available for future grant under the 1996 Option Plan. The Employee Option Plan and the 1996 Option Plan are collectively referred to as the "Option Plans."


The Employee Option Plan provides for grants of options to employees of the Company, and the 1996 Option Plan provides for grants to employees, officers and consultants of the Company. Each stock option granted under the Option Plans is evidenced by a written stock option agreement between the Company and the optionee. The Option Plans provide for the granting of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and non-statutory stock options. The Option Plans are administered by the Compensation Committee which has sole discretion and authority, consistent with the provisions of the Option Plans, and has the right, among other things, to determine which eligible participants will receive options, the time when options will be granted, the terms, including the exercise price, of options granted and the number of shares that will be subject to options granted under the Option Plans.

For any option intended to qualify as an incentive stock option, the exercise price must be not less than 100% of the fair market value of the Common Stock on the date the option is granted (110% of the fair market value of such Common Stock with respect to any optionee who immediately before any option is granted, directly or indirectly, possesses more than 10% of the total combined voting power of all classes of stock of the Company ("10% Owners")). The Compensation Committee has the authority to determine the time or times at which options granted under the Option Plans become exercisable; provided that, for any option intended to qualify as an incentive stock option, such option must expire no later than ten years from the date of grant (five years with respect to options granted to 10% Owners). Options are non-assignable and non-transferable, unless a stock option agreement provides that such option may be transferred by the optionee upon death, by will or the laws of descent and distribution. Options generally may be exercised only while the optionee is either employed by, or rendering service to, the Company or within a specified period of time thereafter. The Compensation Committee may accelerate the vesting of any option or waive any condition or restriction pertaining to such option at any time. Unless terminated sooner by the Board of Directors of the Company, the Employee Option Plan will terminate in 2006, or the date on which all shares available for issuance shall have been issued pursuant to the exercise of options granted under the Employee Option Plan. Unless terminated sooner by the Board of Directors of the Company, the 1996 Option Plan will terminate in 2006, or the date on which all shares available for issuance shall have been issued pursuant to the exercise of options granted under the 1996 Option Plan.

Unless otherwise provided in a particular stock option agreement, upon a "Change in Control of the Company" as defined in the 1996 Option Plan, any outstanding options issued pursuant to the 1996 Option Plan prior to the date of such Change in Control of the Company shall vest and be exercisable as to 50% of the number of shares of Common Stock that remain unvested on the date of such Change in Control of the Company.

DIRECTORS' STOCK OPTION PLAN


The Amended and Restated 1996 Directors' Stock Option Plan (the "Director Plan") was adopted in May 1996. Under the terms of the Director Plan, directors of the Company who are not employees of the Company are eligible to receive non-statutory options to purchase shares of Common Stock. A total of 200,000 shares of Common Stock may be issued upon exercise of options granted under the Director Plan. On August 15, 1996, each of Dr. Popek & Mr. Stein were granted options to purchase 9,202 shares of Common Stock at an exercise price of $7.04 per share. Unless terminated sooner by the Board of Directors, the Director Plan will terminate in 2006, or the date on which all shares available for issuance under the Director Plan shall have been issued pursuant to the exercise of options granted under the Director Plan.



Upon a member's initial election or appointment to the Board of Directors after the date of this Prospectus, such member will be granted options to purchase 6,000 shares of Common Stock. Annual options to purchase 1,250 shares of Common Stock will be granted to each eligible director, including those eligible directors currently on the Board, on the date of each annual meeting of stockholders commencing in 1997. Such annual options will vest in full at the earlier of (i) the first anniversary of the date of the grant or (ii) the date of the next annual meeting of stockholders. The exercise price of options granted under the Director Plan will equal the closing price per share of the Common Stock on the date of grant (or in the case of grants on the Effective Date the public offering price for the Offering).


Options granted under the Director Plan are not transferable by the optionee except by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order. In the event an optionee ceases to serve as a director, each option may be exercised by the optionee for the portion then exercisable at any time within 60 days after the optionee ceases to serve as a director; provided, however, that in the event that the optionee ceases to serve as a director due to his death or disability, then the optionee, or his or her administrator, executor or heirs, may exercise the exercisable portion of the option for up to 180 days following the date the optionee ceases to serve as a director. No option is exercisable after the expiration of five years from the date of grant.

Upon a "Change in Control of the Company" as defined in the Director Plan, any outstanding options issued pursuant to the Director Plan prior to the date of such Change in Control of the Company shall vest and be exercisable as to 50% of the number of shares of Common Stock that remain unvested on the date of such Change in Control of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Prior to June 3, 1996, the Company did not have a Compensation Committee, and all matters concerning executive officer compensation were addressed by the entire Board of Directors. The Compensation Committee is currently comprised of Mr. Walker, Dr. Popek and Mr. Stein. Neither Dr. Popek nor Mr. Stein was at any time during the fiscal year ended December 29, 1995, or at any other time, an officer or employee of the Company. Mr. Walker is the President and Chief Executive Officer of the Company. No member of the Compensation Committee of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

The Company's Certificate of Incorporation provides that to the fullest extent permitted by Delaware law a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware Law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or purchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision of the Company's Certificate of Incorporation is to limit or eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of such director's fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in those circumstances described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Certificate of Incorporation and Amended and Restated Bylaws (the "Bylaws") provide that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware Law, including circumstances in which indemnification is otherwise discretionary under Delaware law, and the Company has entered into indemnification agreements with its directors and officers to that effect. The Company maintains officer and director liability insurance providing coverage of up to $10 million with respect to liabilities arising out of certain matters, including matters arising under the Securities Act.

At present, there is no pending litigation or proceeding involving any officer or director, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In June 1996, the Company purchased the real property and improvements located adjacent to the Company's Glenwood, Maryland headquarters (the "Adjacent Property") from Glenwood Associates Limited Partnership ("Glenwood Associates") for a purchase price of $360,000. Stephen T. Walker is the general partner of Glenwood Associates. The limited partners of Glenwood Associates are Martha A. Branstad and Stephen D. Crocker. The purchase price was determined based on a valuation of the property prepared by the Company based primarily upon an independent appraisal. Prior to such transaction, the Company leased the Adjacent Property from Glenwood Associates pursuant to an oral lease agreement which provided for monthly rent of $3,929 plus payment of operating expenses. Annual rent expense under the Adjacent Property lease agreement for fiscal 1995 was $47,148.

In July 1995, in connection with a $1.8 million construction loan (the "Construction Loan") from Mercantile Bank for improvements to the Company's Glenwood, Maryland headquarters, Mr. Walker entered into a personal guaranty agreement (the "Personal Guaranty Agreement") with Mercantile Bank. Under the Personal Guaranty Agreement, Mr. Walker unconditionally and irrevocably guaranteed the obligations of the Company under the Construction Loan agreements and related documents. Mr. Walker has also entered into a Security Agreement with the Company and Mercantile Bank in connection with the Construction Loan.

In July 1995, Mr. Walker and the Company executed a certain Deed and Confirmatory Deed pursuant to which Mr. Walker and the Company confirmed the boundaries of the adjacent parcels of land owned by Mr. Walker and the Company, respectively.

In August 1995, the Company issued a Promissory Note (the "Promissory Note") for the benefit of Mr. Crocker in the principal amount of $307,520, representing the balance of monies due to Mr. Crocker in connection with the repurchase by the Company of 588,921 shares of Common Stock from Mr. Crocker. This Promissory Note was paid in full in September 1995.


In August 1996, in connection with a $2.0 million credit facility (the "Credit Facility") with Mercantile Bank, Mr. Walker entered into a personal guaranty agreement with Mercantile Bank. Under the Credit Facility, Mr. Walker unconditionally and irrevocably guaranteed the obligations of the Company under the Credit Facility.


The Company believes that all transactions set forth above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Company has adopted a policy whereby all future transactions between the Company and its officers, directors and affiliates will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and will be approved by a majority of the disinterested members of the Board of Directors.

                             PRINCIPAL STOCKHOLDERS


The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of September 15, 1996, and as adjusted to reflect the sale of the Common Stock offered hereby, for (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each of the Named Officers, and
(iv) all directors and executive officers of the Company as a group. Unless otherwise indicated (i) the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable, and (ii) the address for the persons named in the table is 3060 Washington Road, Glenwood, Maryland 21738.



                                                          -------------------------------------------
                                                          SHARES BENEFICIALLY         SHARES TO BE
                                                             OWNED PRIOR TO        BENEFICIALLY OWNED
                                                            THE OFFERING(1)        AFTER OFFERING(1)
                                                          --------------------    --------------------
                   NAME AND ADDRESS                        NUMBER      PERCENT     NUMBER      PERCENT
                                                          ---------    -------    ---------    -------
Martha A. Branstad(2)..................................   1,434,016      19.0%    1,434,016      13.7%
Stephen D. Crocker(3)..................................     479,479       6.4       479,479       4.6
Ronald W. Kaiser(4)....................................          --         *            --         *
Steven B. Lipner(5)....................................      49,076         *        49,076         *
Gerald J. Popek(6).....................................          --         *            --         *
Marvin Schaefer(7).....................................     392,612       5.2       392,612       3.8
Charles W. Stein(8)....................................          --         *            --         *
Homayoon Tajalli(9)....................................      51,531         *        51,531         *
Stephen T. Walker(10)..................................   2,959,325      39.2     2,959,325      28.3
Harvey L. Weiss(11)....................................          --         *            --         *
All directors and executive officers as a group
  (8 persons)(12)......................................   4,493,948      59.6%    4,493,948      43.0%


---------------
* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days after September 15, 1996 are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.


(2) Includes 460,094 shares held in a trust over which Dr. Branstad is the Trustee, and includes 460,094 shares held in a trust over which Dr. Branstad's husband is the Trustee and over which Dr. Branstad exercises voting and investment power. Also includes 20,241 shares held by members of Dr. Branstad's family over which Dr. Branstad exercises voting and investment power.

(3) The address for Mr. Crocker is Reston Parkway, Suite 430, Reston, Virginia 22091.

(4) Excludes 92,018 shares issuable upon exercise of unvested stock options.


(5) Includes 24,538 shares held in a trust over which Mr. Lipner is the Trustee. Excludes 129,194 shares issuable upon exercise of unvested stock options.


(6) Excludes 9,202 shares issuable upon exercise of unvested stock options.


(7) Includes 196,306 shares held by Mr. Schaefer's wife. The address for Mr. Schaefer is Arca Systems, Inc., 10320 Little Patuxent Parkway, Suite 1005, Columbia, Maryland 21044.


(8) Excludes 9,202 shares issuable upon exercise of unvested stock options.


(9) Includes 2,453 shares issuable upon the exercise of outstanding options. Also includes 12,269 shares, and 2,453 shares issuable upon exercise of outstanding options, held by Mr. Tajalli's wife. Excludes 214,563 shares issuable upon exercise of unvested stock options. Also excludes 98 shares issuable upon exercise of unvested stock options held by Mr. Tajalli's wife.


(10) Includes 147,230 shares held in a trust over which Mr. Walker is the Trustee, and includes 147,230 shares held in a trust over which Mr. Walker's wife is the Trustee and over which Mr. Walker does not exercise voting or investment power. Mr. Walker disclaims beneficial ownership of the latter 147,230 shares. Also includes 1,521 shares held by Mr. Walker's wife of which Mr. Walker disclaims beneficial ownership.


(11) Excludes 258,364 shares issuable upon exercise of unvested stock options.


(12) See footnotes (4), (5), (6), (8), (9) and (11) above. Includes 4,906 shares issuable upon the exercise of outstanding options. Excludes 712,641 shares issuable upon exercise of unvested stock options.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, $.01 par value (the "Preferred Stock"). There are no shares of Preferred Stock outstanding. The following summary description of the capital stock of the Company does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part, and to the applicable provisions of the General Corporation Law of the State of Delaware. However, such description describes all material matters relating to the Common Stock and the Preferred Stock.

COMMON STOCK


At September 15, 1996, there were 7,542,447 shares of Common Stock outstanding and held of record by approximately 110 stockholders. Each holder of Common Stock is entitled to one vote for each share held on all matters submitted to a vote of stockholders. The holders of Common Stock, voting as a single class, are entitled to elect all of the directors of the Company. The Common Stock does not provide for cumulative voting. Matters submitted to stockholder approval generally require a majority vote.



Holders of Common Stock are entitled to receive, subject to the preferential rights of holders of outstanding stock having preferential rights as to dividend, such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share in the Company's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted the holders of any outstanding shares of Preferred Stock, if any. Holders of Common Stock have no preemptive or other subscription rights. The shares of Common Stock are not convertible into any other security and have no redemption rights. The outstanding shares of Common Stock are, and the shares being offered hereby will be, upon issuance and sale, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.


PREFERRED STOCK

The Company has the authority to issue up to 5,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue, without any further action by the stockholders (except as may be required by applicable law or stock exchange regulations), the Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designations, powers, preferences and rights of the shares of each series and the qualifications, limitations or restrictions thereof. Although the ability of the Board of Directors to designate and issue Preferred Stock provides desirable flexibility, issuance of Preferred Stock may have adverse effects on the holders of Common Stock including restrictions on dividends on the Common Stock if dividends on the Preferred Stock have not been paid; dilution of voting power of the Common Stock to the extent the Preferred Stock has voting rights; or deferral of participation in the Company's assets upon liquidation until the satisfaction of any liquidation preference granted to holders of the Preferred Stock. In addition, issuance of Preferred Stock could make it more difficult for a third party to acquire a majority of the voting power of the outstanding capital stock and accordingly may be used as an "anti-takeover" device. The Board of Directors, however, currently does not contemplate the issuance of any Preferred Stock and is not aware of any pending transactions that would be effected by such issuance.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS


The Company's Certificate of Incorporation or Bylaws, as applicable, among other things, (i) provide that the number of directors shall be determined from time to time by resolution adopted by a majority of the Board of Directors; and

(ii) provide for a classified Board of Directors consisting of three classes of directors having staggered terms of three years each, with each of the classes being as nearly equal in number as possible.

The Company's Certificate of Incorporation provides that, upon the closing of the Offering, any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of the stockholders, and may not be effected by any consent in writing by such stockholders, unless such consent is unanimous, and does not provide for cumulative voting in the election of directors. The Certificate of Incorporation and Bylaws restrict the right of stockholders to change the number of directors or to fill vacancies on the Board of Directors. The amendment of any of these provisions would require approval by 66 2/3% of the voting power of the outstanding shares of the Company.

These and other provisions could have the effect of making it more difficult for a third party to effect, or of discouraging a third party from trying to effect, a change in the control of the Board of Directors. Such provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, including offers at a premium over the market price of the Common Stock, and might result in a delay in changes in control of management. In addition, these provisions could have the effect of making it more difficult for proposals favored by the stockholders to be presented for stockholder consideration.

SECTION 203 OF DELAWARE GENERAL CORPORATION LAW

Section 203 of the Delaware Law, as amended ("Section 203"), provides that, subject to certain exceptions specified therein, a Delaware corporation shall not engage in any business combination, including any merger or consolidation with, or any transaction which results in the acquisition of additional shares of the corporation by, an "interested stockholder" for a three-year period following the time at which the stockholder became an "interested stockholder" unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder," (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced (excluding certain shares), or (iii) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." Except as otherwise specified in Section 203, an "interested stockholder" is defined to include any person that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date on which it is sought to be determined whether such person is an "interested stockholder" and the affiliates and associates of any such person. The Company's stockholders, by adopting an amendment to its Certificate of Incorporation or Bylaws, may elect not to be governed by Section 203, effective twelve months after adoption. Neither the Company's Certificate of Incorporation nor its Bylaws presently exclude the Company from the restrictions imposed by Section 203.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company's Common Stock is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


Upon completion of the Offering, the Company will have 10,442,447 shares of Common Stock outstanding (assuming no exercise of outstanding options). Of this amount, 2,900,000 shares offered hereby will be available for immediate sale in the public market as of the date of this Prospectus. Approximately 1,004,226 additional shares will be available for immediate sale in the public market pursuant to Rule 144(k). Approximately 682,223 additional shares will be available for sale in the public market beginning 90 days after the date of this Prospectus, subject in some cases to compliance with the volume and other limitations of Rule 144. Approximately 5,850,716 additional shares will be available in the public market following the expiration of 180-day lockup agreements with the Representatives of the Underwriters and approximately 20,000 additional shares will be available in the public market following the expiration of approximately 75-day lockup agreements with the Representatives of the Underwriters, subject in some cases to compliance with the volume and other limitations of Rule 144.



In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years is entitled to sell within any three-month period commencing 90 days after the date of this Prospectus a number of shares that does not exceed the greater of
(i) 1% of the then outstanding shares of the Common Stock (approximately 104,442 shares immediately after the Offering) or (ii) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of Form 144 with respect to such sale and certain other requirements. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least three years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must comply with Rule 144, even after the applicable holding periods have been satisfied.


The Company is unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

The Company, its directors, executive officers and certain other stockholders have agreed pursuant to the Underwriting Agreement and other agreements that they will not sell any Common Stock without the prior consent of J.P. Morgan Securities Inc. for a period of 180 days from the date of this Prospectus (the "180-day Lockup Period"), except that the Company may, without such consent, grant certain options to purchase stock pursuant to the Option Plans and the stockholders may, without such consent, transfer stock to immediate family members or trusts for their benefit, to a guardian or conservator, by way of bequest or inheritance upon death and for purposes of paying estate taxes.


Any employee or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus. As of the date of this Prospectus, the holders of exercisable options for 128,611 shares of Common Stock will be eligible to sell their Rule 701 shares commencing 90 days after the date of this Prospectus.

                                  UNDERWRITING

The Underwriters named below (the "Underwriters"), for whom J.P. Morgan Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Furman Selz LLC are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the underwriting agreement among the Company and the Representatives (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite their names below:

                                                                               ----------------
                                UNDERWRITERS                                   NUMBER OF SHARES
                                                                               ----------------
J.P. Morgan Securities Inc..................................................
Donaldson, Lufkin & Jenrette Securities Corporation.........................
Furman Selz LLC.............................................................
                                                                               ----------------
  Total.....................................................................       2,900,000
                                                                               =============

The nature of the Underwriters' obligations under the Underwriting Agreement is such that all of the Common Stock being offered, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any are purchased.

The Representatives have advised the Company that the several Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and may offer the Common Stock to selected dealers at such price less a concession not to exceed $
per share. The Underwriters may allow, and such dealers may reallow, a
concession to other dealers not to exceed of $       per share. After the public
offering of the Common stock, the public offering price and other selling terms may be changed by the Representatives.

The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 435,000 additional shares of Common Stock from the Company at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to the option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may exercise the option only to cover over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in determining the initial offering price are the prevailing market conditions, the market valuations of certain publicly traded companies, revenue and earnings of the Company and comparable companies in recent periods, estimates of the business potential and prospects of the Company, the experience of the Company's management and the position of the Company in its industry.

The Representatives have informed the Company that the Underwriters will not confirm, without customer authorization, sales to their customer accounts as to which they have discretionary trading power.

The Company and its directors and executive officers and certain other stockholders have agreed not to offer, sell or otherwise dispose of any Common Stock or any securities convertible into Common Stock or register for sale under the Securities Act any Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of J.P. Morgan Securities Inc., except that the Company may, without such consent, grant options pursuant to the Option Plans and the stockholders may, without such consent, transfer stock to immediate family members or trusts for their benefit, to a guardian or conservator, by way of bequest or inheritance upon death and for purposes of paying estate taxes. See "Shares Eligible for Future Sale."

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.


The Underwriters have represented and agreed that (i) they have not offered or sold and, prior to the expiry of the period of six months from the closing of the Offering, will not offer or sell, any shares of Common Stock to persons in the United Kingdom, except persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public within the meaning of the Public Offers of Securities Regulations 1995, (ii) they have complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by them in relation to the Offering in, from or otherwise involving the United Kingdom and (iii) they have only issued or passed on, and will only issue and pass on, in the United Kingdom any document received by them in connection with the Offering to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisement) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.



The Company's Common Stock has been approved for quotation on the Nasdaq National Market, under the trading symbol "TISX".


At the Company's request, the Underwriters have reserved up to 145,000 shares of Common Stock for sale at the initial public offering price to the Company's employees and other persons having business relationships with the Company. The number of shares of Common Stock available for sale to other members of the public will be reduced to the extent that these persons purchase such reserved shares. Any reserved shares not purchased will be offered by the Underwriters on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

The validity of the Common Stock offered hereby will be passed upon for the Company by Piper & Marbury L.L.P., Washington, D.C. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York.

                                    EXPERTS

The consolidated financial statements of Trusted Information Systems, Inc. at December 30, 1994 and December 29, 1995, and for each of the three years in the period ended December 29, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and have been included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the shares of the Common Stock offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements made in this Prospectus concerning the contents of any contract, agreement or any other document referred to herein are not necessarily complete; reference is made in each instance to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibits. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Securities and Exchange Commission. The Registration Statement is also publicly available through the Securities and Exchange Commission's World Wide Web site located at http://www.sec.gov.

                               GLOSSARY OF TERMS

APPLICATION GATEWAY
FIREWALL...................  A system that screens communications at a network gateway according to a security policy by running a separate software program and acts as a proxy for each application protocol allowed through the gateway.

AUTHENTICATION.............  The process of determining the identity of a user that is attempting to access a system.

CRYSTAL BOX................  The opposite of "black box." With a crystal box, the source code and algorithms that implement security are examinable. Phrase coined by Trusted Information Systems, Inc., originally describing the TIS Internet Firewall Toolkit.

ELECTRONIC MAIL OR
E-MAIL.....................  An application that allows a user to send or receive messages to or from any other user with an Internet address, commonly termed an e-mail address.

FILTERING GATEWAY
FIREWALL...................  A system that screens communications at a network gateway according to a security policy based on the information contained in each packet. Filtering gateway firewalls are also known as a packet filters.

FIREWALL...................  A system or combination of systems that enforces a boundary between two or more networks.

GUI........................  Graphical User Interface. A method of interfacing with a computer by manipulating graphical icons and windows (usually by pointing and clicking a mouse) rather than using text commands.

GLOBAL VIRTUAL PRIVATE
  NETWORK (GVPN)...........  A VPN that operates on a global basis through the use of exportable encryption.

INTERNET...................  An open global network of interconnected commercial, educational, governmental and other computer networks.

INTRANET...................  An organization's private network which utilizes
                             Internet data formats and communications protocols and which may use the Internet's facilities as the backbone for network communications.

LOCAL AREA NETWORK (LAN)...  A group of one or more computers connected together within a localized environment for the purpose of sharing data and network resources such as printers, modems or fax servers.

LOGGING....................  The process of storing information about events that occurred on the firewall or network.

MICROSOFT WINDOWS;
  MICROSOFT WINDOWS NT.....  Computer operating systems providing graphical user interfaces and, in the case of Windows NT, which is optimized for use as a network server.

OPERATING SYSTEM...........  A master control program for a computer that manages the computer's internal functions and provides a means for control of the computer's operation. An operating system provides commonly used functions and a uniform, consistent means for all software applications to access the same machine resources.

PROTOCOL...................  A formal description of message formats and the rules two or more machines must follow in order to exchange such messages.

PROXY......................  A software agent that acts on behalf of a user.
                             Typical proxies accept a connection from a user, make a decision as to whether or not the user or client IP address is permitted to use the proxy, may perform additional authentication and then establishes a connection on behalf of the user to a remote destination.

ROUTER.....................  A device that receives and transmits data packets between segments in a network or different networks.

SERVER.....................  Software that allows a computer to offer a service to another computer. Other computers contact the server program by means of matching client software. In addition, such term means the computer on which server software runs.

SHRINK-WRAP LICENSE........  A printed agreement included in product packaging which typically provides that opening the package indicates the users' acceptance of its terms and conditions.

SYSTEM INTEGRATOR..........  An organization that specializes in delivering solutions to end-user organizations by combining a variety of software components and integrating them into a complete end-user solution.

TRANSMISSION CONTROL
  PROTOCOL/INTERNET
  PROTOCOL (TCP/IP)........  A compilation of network- and transport-level protocols that allows computers with different architectures and operating system software to communicate with other computers on the Internet.

VIRTUAL PRIVATE
  NETWORK (VPN)............  An encrypted connection allowing privacy for all network traffic between two gateways.

WIDE AREA NETWORK (WAN)....  A communications network which connects geographically dispersed users.

WORLD WIDE WEB.............  A network of computer servers that uses a special communications protocol to link different servers throughout the Internet and permits communication of graphics, video and sound.

                       TRUSTED INFORMATION SYSTEMS, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors........................................................    F-2
Consolidated Balance Sheets...........................................................    F-3
Consolidated Statements of Operations.................................................    F-4
Consolidated Statements of Shareholders' Equity.......................................    F-5
Consolidated Statements of Cash Flows.................................................    F-6
Notes to Consolidated Financial Statements............................................    F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Trusted Information Systems, Inc.

We have audited the accompanying consolidated balance sheets of Trusted Information Systems, Inc. as of December 30, 1994 and December 29, 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trusted Information Systems, Inc. at December 30, 1994 and December 29, 1995 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 29, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Vienna, Virginia
April 29, 1996, except Note 10
as to which the date is

September 28, 1996

                       TRUSTED INFORMATION SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                       -----------------------------------------
                                                        DECEMBER       DECEMBER
                                                           30,            29,         JUNE 28,
                                                          1994           1995           1996
                                                       -----------    -----------    -----------
                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........................   $   261,538    $    53,859    $   177,686
  Marketable securities.............................            --             --      5,475,000
  Accounts receivable, net of allowance of $24,000,
     $44,000 and $79,000 for 1994, 1995 and 1996,
     respectively...................................     2,157,343      4,304,536      4,252,357
  Unbilled receivables..............................       417,554      1,401,418      1,079,887
  Prepaid expenses and other current assets.........       138,609        258,438        429,472
  Deferred financing costs..........................            --             --        465,628
  Refundable income taxes...........................            --             --        907,299
  Deferred income taxes.............................       290,004        426,390             --
                                                       -----------    -----------    -----------
Total current assets................................     3,265,048      6,444,641     12,787,329
Property and equipment, net.........................     1,880,281      3,715,090      6,096,827
Other assets........................................        84,137         62,072        540,328
                                                       -----------    -----------    -----------
Total assets........................................   $ 5,229,466    $10,221,803    $19,424,484
                                                        ==========    ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................   $   470,438    $   689,537    $   899,302
  Accrued payroll and related expenses..............     1,051,968      1,384,738      2,485,881
  Other accrued expenses............................       856,089      1,342,421      1,469,767
  Income taxes payable..............................       398,720        122,174             --
  Deferred income taxes.............................            --             --      1,762,788
  Deferred revenue..................................        12,286      1,011,992        918,705
  Short-term borrowings.............................            --      1,523,000      3,679,500
  Notes payable, current portion....................        75,916        160,662        293,458
                                                       -----------    -----------    -----------
Total current liabilities...........................     2,865,417      6,234,524     11,509,401
Notes payable, net of current portion...............       897,528      1,580,000      2,825,585
                                                       -----------    -----------    -----------
Total liabilities...................................     3,762,945      7,814,524     14,334,986
Commitments
Shareholders' equity:
  Preferred stock, $.01 par value; 5,000,000 shares
     authorized; no shares issued or outstanding....            --             --             --
  Common stock, $.01 par value; 40,000,000 shares
     authorized; 7,516,079, 6,933,611 and 7,535,170
     shares issued and outstanding at December 30,
     1994, December 29, 1995 and June 28, 1996,
     respectively...................................        75,161         69,336         75,352
  Additional paid-in capital........................       359,200             --      1,404,802
  Unrealized gains, net of income taxes of
     $2,196,528.....................................            --             --      3,278,472
  Foreign currency translation adjustment...........        (6,103)        (5,121)        (9,506)
  Retained earnings.................................     1,038,263      2,343,064      1,422,847
  Deferred stock compensation.......................            --             --     (1,082,469)
                                                       -----------    -----------    -----------
Total shareholders' equity..........................     1,466,521      2,407,279      5,089,498
                                                       -----------    -----------    -----------
Total liabilities and shareholders' equity..........   $ 5,229,466    $10,221,803    $19,424,484
                                                        ==========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                       TRUSTED INFORMATION SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                 -------------------------------------------------------------------------
                                                  YEAR ENDED                         SIX MONTHS ENDED
                                 DECEMBER 31,    DECEMBER 30,    DECEMBER 29,     JUNE 30,      JUNE 28,
                                     1993            1994            1995           1995          1996
                                 ------------    ------------    ------------    ----------    -----------
                                                                                        (UNAUDITED)
Revenues:
  Government contracts........    $8,343,424     $ 11,258,016    $ 12,327,502    $6,041,797    $ 5,351,676
  Commercial products.........            --        1,003,498       4,270,924     1,411,711      3,732,042
  Commercial consulting
    services..................       448,054          855,638       1,491,661       835,004        533,977
                                  ----------      -----------     -----------    ----------     ----------
                                   8,791,478       13,117,152      18,090,087     8,288,512      9,617,695
Cost of revenues:
  Government contracts........     5,512,498        7,376,932       8,844,719     4,520,750      3,864,383
  Commercial products.........            --          332,504       1,142,282       409,489      1,197,877
  Commercial consulting
    services..................       307,238          493,221         877,946       427,099        329,650
                                  ----------      -----------     -----------    ----------     ----------
                                   5,819,736        8,202,657      10,864,947     5,357,338      5,391,910
                                  ----------      -----------     -----------    ----------     ----------
Gross profit..................     2,971,742        4,914,495       7,225,140     2,931,174      4,225,785
Operating expenses:
  Selling, general and
    administrative............     2,198,011        2,997,806       3,727,701     1,567,578      4,677,648
  Research and development....       582,075          646,001       1,144,737       576,078      1,006,752
                                  ----------      -----------     -----------    ----------     ----------
                                   2,780,086        3,643,807       4,872,438     2,143,656      5,684,400
                                  ----------      -----------     -----------    ----------     ----------
Income (loss) from
  operations..................       191,656        1,270,688       2,352,702       787,518     (1,458,615)
Other income (expense):
  Interest income.............         7,517           44,635          50,276        12,240         13,715
  Interest expense............      (127,711)        (134,236)       (158,778)      (65,873)      (162,910)
                                  ----------      -----------     -----------    ----------     ----------
                                    (120,194)         (89,601)       (108,502)      (53,633)      (149,195)
                                  ----------      -----------     -----------    ----------     ----------
Income (loss) before income
  taxes.......................        71,462        1,181,087       2,244,200       733,885     (1,607,810)
Income tax provision
  (benefit)...................        36,794          505,646         900,137       262,459       (687,593)
                                  ----------      -----------     -----------    ----------     ----------
Net income (loss).............    $   34,668     $    675,441    $  1,344,063    $  471,426    $  (920,217)
                                  ==========      ===========     ===========    ==========     ==========
Net income (loss) per share...    $       --     $        .08    $        .15    $      .05    $      (.11)
                                  ==========      ===========     ===========    ==========     ==========
Weighted average shares
  outstanding.................     8,368,765        8,525,910       8,884,755     8,750,096      8,110,496
                                  ==========      ===========     ===========    ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                       TRUSTED INFORMATION SYSTEMS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                              -----------------------------------------------------------------------------------------------
                                 COMMON STOCK                                FOREIGN
                              -------------------  ADDITIONAL               CURRENCY                  DEFERRED
                                NUMBER              PAID-IN    UNREALIZED  TRANSLATION   RETAINED      STOCK
                              OF SHARES   AMOUNT    CAPITAL      GAINS     ADJUSTMENT    EARNINGS   COMPENSATION    TOTAL
                              ----------  -------  ----------  ----------  -----------  ----------  ------------  ----------
Balance at January 1,
  1993......................   7,501,871  $75,019  $  351,822  $       --    $    --    $  328,154  $        --   $  754,995
Net income for 1993.........          --       --          --          --         --        34,668           --       34,668
Exercise of stock options...       2,405       24       1,116          --         --            --           --        1,140
Translation adjustment......          --       --          --          --      1,702            --           --        1,702
                              ----------  -------  ----------  ----------  -----------  ----------  ------------  ----------
Balance at December 31,
  1993......................   7,504,276   75,043     352,938          --      1,702       362,822           --      792,505
Net income for 1994.........          --       --          --          --         --       675,441           --      675,441
Exercise of stock options...      11,803      118       6,262          --         --            --           --        6,380
Translation adjustment......          --       --          --          --     (7,805)           --           --       (7,805)
                              ----------  -------  ----------  ----------  -----------  ----------  ------------  ----------
Balance at December 30,
  1994......................   7,516,079   75,161     359,200          --     (6,103)    1,038,263           --    1,466,521
Net income for 1995.........          --       --          --          --         --     1,344,063           --    1,344,063
Exercise of stock options...       6,453       64       3,169          --         --            --           --        3,233
Repurchase of common
  stock.....................    (588,921)  (5,889)   (362,369)         --         --       (39,262)          --     (407,520)
Translation adjustment......          --       --          --          --        982            --           --          982
                              ----------  -------  ----------  ----------  -----------  ----------  ------------  ----------
Balance at December 29,
  1995......................   6,933,611   69,336          --          --     (5,121)    2,343,064           --    2,407,279
Net loss for the six months
  ended June 28, 1996.......          --       --          --          --         --      (920,217)          --     (920,217)
Exercise of stock options...     601,559    6,016     299,302          --         --            --           --      305,318
Change in unrealized gain on
  available-for-sale
  securities, net of tax....          --       --          --   3,278,472         --            --           --    3,278,472
Deferred stock
  compensation..............          --       --   1,105,500          --         --            --   (1,105,500)          --
Amortization of deferred
  stock compensation........          --       --          --          --         --            --       23,031       23,031
Translation adjustment......          --       --          --          --     (4,385)           --           --       (4,385)
                              ----------  -------  ----------  ----------  -----------  ----------  ------------  ----------
Balance at June 28, 1996
  (unaudited)...............   7,535,170  $75,352  $1,404,802  $3,278,472    ($9,506)   $1,422,847  ($1,082,469)  $5,089,498
                               =========  =======  ==========  ==========  ==========   ==========  ============  ==========

   The accompanying notes are an integral part of these financial statements.

                       TRUSTED INFORMATION SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                      ---------------------------------------------------------------------------
                                                       YEAR ENDED                          SIX MONTHS ENDED
                                      DECEMBER 31,    DECEMBER 30,    DECEMBER 29,     JUNE 30,       JUNE 28,
                                          1993            1994            1995           1995           1996
                                      ------------    ------------    ------------    -----------    -----------
                                                                                      (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)..................    $   34,668      $  675,441     $ 1,344,063     $   471,426      $(920,217)
Adjustments:
  Depreciation.....................       152,974         191,615         261,020         121,297        162,718
  Deferred income taxes............       (63,287)       (102,456)       (136,386)        (41,746)         3,530
  Amortization of deferred stock
    compensation...................            --              --              --              --         23,031
  Changes in operating assets and
    liabilities:
    Accounts receivable and
      unbilled receivables.........      (431,462)       (383,461)     (3,131,057)     (1,107,918)       373,710
    Prepaid expenses and other
      current assets...............       (33,518)        (53,857)       (119,829)        (12,287)      (636,662)
    Other assets...................        15,011         (52,218)         22,065          55,054       (478,256)
    Accounts payable...............       145,489         172,593         219,099          23,640        209,765
    Accrued payroll and related
      expenses.....................       198,733         272,096         332,770         707,094      1,101,143
    Other accrued expenses.........       332,664         185,500         486,332         (51,891)       127,346
    Income taxes
      payable/refundable...........       (18,710)        378,835        (276,546)       (401,831)    (1,029,473)
    Deferred revenue...............           (57)         (4,583)        999,706          90,979        (93,287)
                                      ------------    ------------    ------------    -----------    -----------
Net cash provided by (used in)
  operating activities.............       332,505       1,279,505           1,237        (146,183)    (1,156,652)
INVESTING ACTIVITIES
Purchases of property and
  equipment........................      (191,881)       (192,165)     (2,095,829)       (333,991)    (2,544,455)
Purchase of marketable
  securities.......................            --              --              --              --        (10,880)
                                      ------------    ------------    ------------    -----------    -----------
Net cash used in investing
  activities.......................      (191,881)       (192,165)     (2,095,829)       (333,991)    (2,555,335)
FINANCING ACTIVITIES
Proceeds from exercise of stock
  options..........................         1,140           6,380           3,233              --        305,318
Repurchase of common stock.........            --              --        (407,520)             --             --
Net borrowings (repayments) of
  short-term borrowings............        40,000        (390,000)      1,523,000         513,000      2,156,500
Proceeds from issuance of notes
  payable..........................        10,000              --       1,036,299         100,000      1,447,467
Repayments of notes payable........      (185,664)       (471,269)       (269,081)        (44,026)       (69,086)
                                      ------------    ------------    ------------    -----------    -----------
Net cash (used in) provided by
  financing activities.............      (134,524)       (854,889)      1,885,931         568,974      3,840,199
                                      ------------    ------------    ------------    -----------    -----------
Effect of exchange rate changes on
  cash.............................         1,702          (7,805)            982          (2,735)        (4,385)
                                      ------------    ------------    ------------    -----------    -----------
Net change in cash and cash
  equivalents......................         7,802         224,646        (207,679)         86,065        123,827
Cash and cash equivalents at
  beginning
  of period........................        29,090          36,892         261,538         261,538         53,859
                                      ------------    ------------    ------------    -----------    -----------
Cash and cash equivalents at end of
  period...........................    $   36,892      $  261,538     $    53,859     $   347,603    $   177,686
                                      =============   =============   =============   ===========    ===========
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION
Interest paid during the period....    $  120,083      $  129,119     $   162,724     $    63,912    $   161,031
                                      =============   =============   =============   ===========    ===========
Income taxes paid during the
  period...........................    $   55,504      $  126,811     $ 1,176,683     $   673,886    $   325,537
                                      =============   =============   =============   ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                       TRUSTED INFORMATION SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (INFORMATION AS OF JUNE 28, 1996 AND FOR THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 28, 1996 IS UNAUDITED)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

Description of Business

Trusted Information Systems, Inc. (the Company) provides comprehensive security solutions for the protection of computer networks, including global Internet-based systems, internal networks and individual workstations and laptops and is a leading provider of firewall products. The Company sells to a broad range of companies located throughout North America and Europe, as well as various government agencies.

Fiscal Periods

The Company's fiscal year is based on a 52-53 week year ending on the last Friday in December. The year ended December 31, 1993 was a 53 week year and the years ended December 30, 1994 and December 29, 1995 were 52 week years. The Company's fiscal quarter consists of a 13 week period.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Trusted Information Systems (U.K.) Limited ("TIS UK"). The subsidiary was established in 1992 to conduct the Company's activities in the United Kingdom. All material intercompany accounts and transactions have been eliminated upon consolidation. Revenues from TIS UK were insignificant prior to 1996. In the six months ended June 28, 1996, revenues from TIS UK amounted to 4.6% of total revenues.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Other Information Regarding Basis of Presentation

The Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from its customers.

Amounts receivable, directly and indirectly, from government agencies approximated 67%, 54% and 53% of total accounts receivable at December 30, 1994, December 29, 1995 and June 28, 1996, respectively. Sales to these agencies accounted for approximately 95%, 86%, 68%, 73% and 56% of total revenues for the years ended December 31, 1993, December 30, 1994 and December 29, 1995 and for the six months ended June 30, 1995 and June 28, 1996, respectively.

Export sales, primarily to Europe, were 4.8% of total revenues for the year ended December 29, 1995 and 3.9% of total revenues for the six months ended June 28, 1996. Export sales were insignificant in all other periods.

SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                       TRUSTED INFORMATION SYSTEMS, INC.

         (INFORMATION AS OF JUNE 28, 1996 AND FOR THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 28, 1996 IS UNAUDITED)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Marketable Securities

Marketable securities are classified as available-for-sale and are carried at fair market value with unrealized gains and losses, net of taxes, reported in a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary are included in investment income. Interest and dividends are included in investment income. At June 28, 1996, marketable securities consisted of 100,000 shares of common stock of Cybercash, Inc., which the Company purchased in connection with the formation of such company, with a cost basis of approximately $10,000 and an unrealized gain and estimated fair value of approximately $5.5 million. The Company may sell such shares subject to the limitations of Rule 144 under the Securities Act of 1933.

Property and Equipment

Property and equipment is stated at cost and depreciated on accelerated methods based on estimated useful lives of 31 years for buildings and improvements and 5-7 years for furniture and equipment. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the lease term.

In 1995, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The adoption of this Statement did not have a material impact on the reported results of operations of the Company.

Deferred Financing Costs

Deferred financing costs at June 28, 1996 consist of direct costs related to the initial filing of a registration statement for the sale of common stock with the Securities and Exchange Commission.

Stock Options Granted to Employees

The Company records compensation expense for all stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation, which encourages companies to recognize expense for stock-based awards based on their estimated fair value on the date of grant. Statement No. 123, effective for 1996, does not require companies to change their existing accounting for stock-based awards, but if the new fair value method is not adopted, pro forma income and earnings per share data should be provided in the footnotes to the financial statements. The Company intends to continue to account for stock-based compensation plans using the intrinsic value method, and will supplementally disclose in its 1996 annual financial statements the required pro forma information as if the fair value method had been adopted.

Revenue Recognition

Government Contracts -- The Company enters into research and development contracts with government agencies under various pricing arrangements. Revenue from "cost-plus-fixed-fee" contracts is recognized on the basis of reimbursable contract costs incurred during the period, plus a percentage of the fixed fee. Revenue from "time and material" contracts is recognized on the basis of hours utilized, plus other reimbursable contract costs incurred during the period. Revenue from "firm-fixed-price" contracts is recognized on the percentage of completion method. Under this method, individual contract revenues are recorded based on the percentage relationship that contract

                       TRUSTED INFORMATION SYSTEMS, INC.

         (INFORMATION AS OF JUNE 28, 1996 AND FOR THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 28, 1996 IS UNAUDITED)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

costs incurred bear to management's estimate of total contract costs. Losses, if any, are accrued when their occurrence becomes known and the amount of the loss is reasonably determined.

Under its government contracts, the Company is subject to audit by the Defense Contract Audit Agency which could result in the renegotiation of amounts previously billed. Management believes that the results of such audits will not have a material adverse effect on the Company's financial position or results of operations.

Revenues recognized in excess of amounts billed to government agencies and retainage related to long-term contracts have been recorded as unbilled receivables in the accompanying balance sheets.

Commercial Products and Services -- Revenues from the sale of goods, including software products, are recognized upon shipment, when collection of the receivable is probable and the Company has no significant remaining obligations. In instances where the Company directly installs its products, revenues are recognized upon completion of installation. Commercial consulting services are provided on a time and materials basis. The Company accounts for obligations under customer support and maintenance agreements by deferring a pro rata portion of revenue and recognizing it either ratably as the obligations are fulfilled or upon completion of performance.

Research and Development

Research and development expenditures are charged to operations as incurred. Statement of Financial Accounting Standard No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. The distribution of products incorporating encryption technology may be subject to U.S. government export restrictions.

Advertising Costs

All advertising costs are expensed when incurred. Costs which are included in expense for the years ended December 31, 1993, December 30, 1994 and December 29, 1995 and the six months ended June 30, 1995 and June 28, 1996 approximated $14,700, $11,800, $28,700, $19,500 and $37,600, respectively.

Earnings Per Share

The Company's net income per share calculations are based upon the weighted average number of shares of common stock outstanding during each period, adjusted for the dilutive effect of common stock equivalents.

Pursuant to the requirements of the Securities and Exchange Commission, common stock and options to purchase common stock issued at prices below the initial public offering price during the twelve months immediately preceding the contemplated initial filing of the registration statement relating to the initial public offering (IPO), have been included in the computation of net income per share as if they were outstanding for all periods presented (using the treasury method and assuming repurchase of common stock at the estimated IPO price with the proceeds of assumed exercise of the options), even if antidilutive.

                       TRUSTED INFORMATION SYSTEMS, INC.

         (INFORMATION AS OF JUNE 28, 1996 AND FOR THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 28, 1996 IS UNAUDITED)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Unaudited Interim Statements

The consolidated financial statements for the six months ended June 30, 1995 and June 28, 1996 have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. These statements are unaudited but, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments and accruals) necessary for a fair presentation of the financial information set forth herein. The operating results for the six months ended June 28, 1996 are not necessarily indicative of the results that may be expected for the year ending December 27, 1996.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of:

                                                         -------------------------------------------
                                                         DECEMBER 30,    DECEMBER 29,     JUNE 28,
                                                             1994            1995           1996
                                                         ------------    ------------    -----------
Land..................................................   $   123,681     $   232,926     $   322,926
Buildings and building improvements...................     1,762,738       1,762,738       4,529,100
Furniture and equipment...............................     1,029,794       1,656,097       2,605,791
Leasehold improvements................................        20,688          45,211         119,368
Construction-in-progress..............................            --       1,335,758              --
                                                         ------------    ------------    -----------
                                                           2,936,901       5,032,730       7,577,185
Less: accumulated depreciation and amortization.......    (1,056,620)     (1,317,640)     (1,480,358)
                                                         ------------    ------------    -----------
                                                         $ 1,880,281     $ 3,715,090     $ 6,096,827
                                                         ===========     ===========      ==========

3. SHORT-TERM BORROWINGS

At December 30, 1994 and December 29, 1995, the Company had various short-term line of credit arrangements with a bank which allowed for aggregate borrowings of $1 million and $2 million, respectively. Borrowings under these arrangements are due upon demand and bear interest at the bank's prime rate plus 1% per annum (weighted average rate of 9.5% during 1994 and 1995). At June 28, 1996, these short-term line of credit arrangements allowed aggregate borrowings of $5.0 million. The weighted average borrowing rate at June 28, 1996 was 9.25%.

                       TRUSTED INFORMATION SYSTEMS, INC.

         (INFORMATION AS OF JUNE 28, 1996 AND FOR THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 28, 1996 IS UNAUDITED)

4. NOTES PAYABLE

Notes payable to banks and others consist of the following:

                                                           ----------------------------------------
                                                            DECEMBER       DECEMBER
                                                               30,            29,         JUNE 28,
                                                              1994           1995           1996
                                                           -----------    -----------    ----------
Small Business Administration mortgage note due in
  monthly principal and interest (10.1% per annum)
  installments of approximately $5,000..................    $ 435,345     $  420,962     $  413,208
Notes payable to a bank:
  Construction note; maximum aggregate borrowings of
     $1.8 million; principal due in monthly installments
     of $10,000 beginning September 1996; callable by
     the bank in August 2001 or August 2006; balance due
     September 2011; personally guaranteed by a
     shareholder/officer................................           --        684,170      1,746,358
  Mortgage note; principal due in monthly installments
     of $5,128; balance due September 2003..............      538,099        481,694        447,527
  Mortgage note; principal due in monthly installments
     of $1,722; balance due December 2008...............           --             --        258,333
  Furniture and equipment notes; principal due in
     monthly installments of $3,583 in 1995 and $5,667
     in 1996 and thereafter; maturing on various dates
     through 2000.......................................           --        153,836        253,617
                                                           -----------    -----------    ----------
                                                              973,444      1,740,662      3,119,043
Less current portion....................................       75,916        160,662        293,458
                                                           -----------    -----------    ----------
                                                            $ 897,528     $1,580,000     $2,825,585
                                                           ==========     ==========      =========

All of the notes payable to a bank described above and the short-term line of credit arrangements discussed in Note 3 are payable to the same bank, bear interest at the bank's prime rate plus 1% per annum (9.5% at December 30, 1994 and December 29, 1995 and 9.25% at June 28, 1996), are secured by essentially all of the Company's assets and contain cross default provisions.

Under the terms of the agreements in connection with the Construction note, the Company is subject to certain restrictions which include, among other things, restrictions on: (i) incurrence of additional indebtedness, (ii) distributions of dividends and capital and (iii) selling or encumbering property and equipment.

Other than amounts due under the Small Business Administration note, the Company believes that the carrying amount reported in the balance sheet of its other financial assets and liabilities approximates their fair value. The fair value of the Small Business Administration note at December 29, 1995 is estimated, using discounted cash flow analyses, to be approximately $480,000.

                       TRUSTED INFORMATION SYSTEMS, INC.

         (INFORMATION AS OF JUNE 28, 1996 AND FOR THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 28, 1996 IS UNAUDITED)

4. NOTES PAYABLE (CONTINUED)

Aggregate maturities of all notes payable at December 29, 1995 are as follows:

                   1996..........................................   $  160,662
                   1997..........................................      242,128
                   1998..........................................      243,996
                   1999..........................................      227,916
                   2000..........................................      205,353
                   Thereafter....................................      660,607
                                                                    ----------
                   Total.........................................   $1,740,662
                                                                     =========

5. STOCK OPTIONS

The Company has adopted the Amended and Restated Employee Stock Option Plan (Employee Option Plan) and the 1996 Stock Option Plan (1996 Option Plan) which provide for the grant of incentive stock options and non-statutory stock options to executives, employees and consultants. The Employee Option Plan and 1996 Option Plan authorize the issuance of options to acquire 6,134,593 and 1,625,667, respectively, shares of common stock.

The vesting period and the exercise price of each option shall be determined by the respective plan administration committee. However, for incentive stock options, the exercise price shall not be less than the fair market value of the common stock on the date of the grant. No future options will be issued under the Employee Option Plan.

The option activity under the plans is as follows:

                                                                   OPTIONS OUTSTANDING     PRICE PER
                                                                  UNDER THE STOCK PLANS      SHARE
                                                                  ---------------------    ---------
Balance at December 31, 1993...................................            907,920         $     .50
  Options granted..............................................          1,091,958           .50-.69
  Options exercised............................................            (11,803)              .50
  Options canceled.............................................           (870,033)          .50-.69
                                                                  ----------------         ---------
Balance at December 30, 1994...................................          1,118,042           .50-.69
  Options granted..............................................                 --                --
  Options exercised............................................             (6,453)          .50-.69
  Options canceled.............................................           (122,693)          .50-.69
                                                                  ----------------         ---------
Balance at December 29, 1995...................................            988,896           .50-.69
  Options granted..............................................          1,028,158              2.66
  Options exercised............................................           (601,559)          .50-.69
  Options canceled.............................................           (236,647)          .50-.69
                                                                  ----------------         ---------
Balance at June 28, 1996.......................................          1,178,848         $.69-2.66
                                                                  ================          ========

The Company recorded deferred compensation of $1,105,500 as a separate component of shareholders' equity, related to the issuance in June 1996 of options for 92,019 shares of the Company's common stock. This deferred compensation will be amortized evenly over the four-year vesting period of the options. At June 28, 1996, none of these options were exercisable.

                       TRUSTED INFORMATION SYSTEMS, INC.

         (INFORMATION AS OF JUNE 28, 1996 AND FOR THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 28, 1996 IS UNAUDITED)

5. STOCK OPTIONS (CONTINUED)

The Company has also adopted the 1996 Directors' Stock Option Plan (Director
Plan) which provides for the grant of non-statutory stock options to non-employee directors of the Company. The Director Plan authorizes the issuance of options to acquire 200,000 shares of common stock. Options to purchase 6,135 shares of common stock will be granted to each director upon initial election to the board of directors after the date of the Company's initial public offering. The options vest ratably over three years. Additionally, commencing in 1997, each director will annually be granted options to purchase 1,227 shares of common stock. Such annual options will vest in full at the earlier of (i) the first anniversary of the date of the grant or (ii) the date of the next annual meeting of stockholders. The exercise price of options granted under the Director Plan will equal the closing price per share of the common stock on the date of grant. As of June 28, 1996, no options were granted under the Director Plan.

Upon a change in control of the Company, as defined by the plans, 50% of any outstanding unvested options under the 1996 Option Plan or the Director Plan prior to the date of such change in control shall vest and be immediately exercisable.

6. INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                          -----------------------------------------
                                                           DECEMBER       DECEMBER
                                                              30,            29,         JUNE 28,
                                                             1994           1995           1996
                                                          -----------    -----------    -----------
Deferred tax assets:
Allowance for doubtful accounts........................    $   9,624      $  16,905     $    28,512
Other accrued expenses.................................      280,181        343,877         345,798
Accrued vacation.......................................      131,907        172,231         165,215
Other..................................................        7,757             --              --
                                                          -----------    -----------    -----------
Total deferred tax assets..............................      429,469        533,013         539,525
Deferred tax liabilities:
Unbilled receivables...................................      132,298         86,257          75,339
Property and equipment.................................        7,167          6,929           6,929
Unrealized gain on marketable securities...............           --             --       2,196,528
Other..................................................           --         13,437          23,517
                                                          -----------    -----------    -----------
Total deferred tax liabilities.........................      139,465        106,623       2,302,313
                                                          -----------    -----------    -----------
Net deferred tax asset (liability).....................    $ 290,004      $ 426,390     ($1,762,788)
                                                          ==========     ==========      ==========

At December 30, 1994, December 29, 1995 and June 28, 1996 no valuation allowance was required for the deferred tax assets.

                       TRUSTED INFORMATION SYSTEMS, INC.

         (INFORMATION AS OF JUNE 28, 1996 AND FOR THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 28, 1996 IS UNAUDITED)

6. INCOME TAXES (CONTINUED)

The provision (benefit) for income taxes consists of the following:

                                    ---------------------------------------------------------------------
                                                     YEAR ENDED                       SIX MONTHS ENDED
                                    DECEMBER 31,    DECEMBER 30,    DECEMBER 29,    JUNE 30,    JUNE 28,
                                        1993            1994            1995          1995        1996
                                    ------------    ------------    ------------    --------    ---------
Current:
  Federal........................     $ 81,924       $  475,575      $  855,775     $267,674    ($480,315)
  State..........................       18,158          132,526         180,748       56,535     (101,447)
                                    ------------    ------------    ------------    --------    ---------
                                       100,082          608,101       1,036,523      324,209     (581,762)
Deferred:
  Federal........................      (49,434)         (80,026)       (125,518)     (48,900)     (87,376)
  State..........................      (13,854)         (22,429)        (10,868)     (12,850)     (18,455)
                                    ------------    ------------    ------------    --------    ---------
                                       (63,288)        (102,455)       (136,386)     (61,750)    (105,831)
                                    ------------    ------------    ------------    --------    ---------
Total income tax provision
  (benefit)......................     $ 36,794       $  505,646      $  900,137     $262,459    ($687,593)
                                    ===========     ===========     ===========     ========     ========

The Company's provision for income taxes resulted in effective tax rates that varied from the statutory federal income tax rate as follows:

                                    ---------------------------------------------------------------------
                                                     YEAR ENDED                       SIX MONTHS ENDED
                                    DECEMBER 31,    DECEMBER 30,    DECEMBER 29,    JUNE 30,    JUNE 29,
                                        1993            1994            1995          1995        1996
                                    ------------    ------------    ------------    --------    ---------
Expected federal income tax
  provision at 34%...............     $ 24,297        $401,570        $763,028      $249,520    ($546,655)
Expenses not deductible for tax
  purposes.......................       11,193          14,748          13,336         5,950       10,683
State income taxes, net of
  federal benefit................        2,840          72,664         112,121        28,832      (79,135)
Surtax exemption.................       (4,100)             --              --            --           --
Other............................        2,564          16,664          11,652       (21,843)     (72,486)
                                    ------------    ------------    ------------    --------    ---------
                                      $ 36,794        $505,646        $900,137      $262,459    ($687,593)
                                    ===========     ===========     ===========     ========     ========

7. PROFIT SHARING PLAN

The Company has a 401(k) profit sharing plan covering all permanent employees who work at least 20 hours per week. Participants may make voluntary contributions to the plan and the Company matches these contributions, up to 5% of the employee's salary. In addition, the Company may make a discretionary contribution based on each eligible participant's compensation. Participants contributions vest immediately and Company contributions vest over a six-year period. Contributions to the plan charged to operations for the years ended December 31, 1993, December 30, 1994 and December 29, 1995 and the six months ended June 30, 1995 and June 28, 1996 totaled $363,570, $410,629, $532,170,
$271,048 and $377,364, respectively.

                       TRUSTED INFORMATION SYSTEMS, INC.

         (INFORMATION AS OF JUNE 28, 1996 AND FOR THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 28, 1996 IS UNAUDITED)

8. COMMITMENTS

The Company has embarked upon a significant renovation and expansion program to its corporate headquarters building. This program is expected to cost approximately $2.2 million and will be financed primarily with the proceeds of the construction note (see Note 4.) As of June 1996, all costs associated with the renovation and expansion program had been incurred.

The Company leases certain office space in California, Maryland and Virginia under non-cancelable operating lease agreements. Certain leases contain escalation clauses and require the Company to pay its share of any increases in operating expenses and real estate taxes. Rent expense was $175,491, $220,615, $281,381, $128,373 and $237,437 for the years ended December 31, 1993, December 30, 1994 and December 29, 1995 and the six months ended June 30, 1995 and June 29, 1996, respectively. Future minimum lease payments under all non-cancelable operating lease arrangements are as follows:

            Six months ending December 27, 1996.....................   $  185,065
            1997....................................................      295,292
            1998....................................................      252,905
            1999....................................................      207,383
            2000....................................................      126,668
            Thereafter..............................................       64,704
                                                                       ----------
            Total...................................................   $1,132,017
                                                                        =========

The Company maintains a self-insurance program for health care and short-term disability costs with stop-loss insurance. Expense incurred for group medical claims, program premiums and stop-loss limit charged to operations for the years ended December 31, 1993, December 30, 1994 and December 29, 1995 and the six months ended June 30, 1995 and June 28, 1996 totaled $341,749, $497,090,
$621,378, $332,209 and $421,675, respectively.

9. RELATED PARTY TRANSACTIONS

In 1994, the Company entered into an oral agreement to lease real property located adjacent to the Company's Glenwood, Maryland headquarters from Glenwood Associates Limited Partnership (Glenwood Associates), a limited partnership controlled by certain shareholders of the Company. The lease provides for monthly rent of $3,929 plus payment of operating expenses. Rent expense under the lease agreement for the years ended December 30, 1994 and December 29, 1995 and the six months ended June 30, 1995 and June 28, 1996 was approximately $44,000, $47,000, $24,000 and $24,000, respectively. The Company purchased the aforementioned property from Glenwood Associates on June 28, 1996 for $360,000. The purchase of the property was financed primarily by the assumption of a mortgage note payable (see Note 4) and the elimination of a receivable.

In August 1995, the Company issued a promissory note for the benefit of a shareholder and former officer (Mr. Crocker) in the principal amount of $307,520 representing the balance of monies due to Mr. Crocker in connection with the repurchase by the Company of 588,921 shares of common stock from Mr. Crocker. This promissory note was paid in full in September 1995.

10. SUBSEQUENT EVENTS

Effective May 31, 1996, the Company consummated a tax-free reorganization for the purposes of becoming a Delaware corporation by issuing 40 shares of a new class of $.01 par value common stock in exchange for each share of the then outstanding no par value Class A (voting) and Class B (non-voting) common stock. The effect of this reorganization is reflected as if it had occurred at the beginning of the earliest period presented.

                       TRUSTED INFORMATION SYSTEMS, INC.

         (INFORMATION AS OF JUNE 28, 1996 AND FOR THE SIX MONTHS ENDED
                 JUNE 30, 1995 AND JUNE 28, 1996 IS UNAUDITED)

10. SUBSEQUENT EVENTS (CONTINUED)

During July 1996, the Company entered into various agreements with the bank which increased the aggregate available borrowings under its non-mortgage credit arrangements to $7.0 million. Additionally, on August 27, 1996, the Company entered into a new $2.0 million credit facility with the bank. Borrowings under this new facility bear interest at the prime rate plus 3% and are due upon the earlier of a successful initial public offering of the Company's common stock or December 31, 1996.

In August 1996, the Company granted options for the purchase of 141,096 shares of common stock to new employees pursuant to the 1996 Option Plan. Additionally, in August 1996, the Company granted options pursuant to the Director Plan for the purchase of 18,404 shares of common stock. These options have an exercise price of $7.04 per share.

As of August 28, 1996, the fair value of the Company's shares of Cybercash, Inc. common stock is estimated to be approximately $2.9 million.


On August 30, 1996, the Board of Directors approved a 1-for-1.6301 reverse stock split of the Company's common stock, which with stockholder approval became effective on September 28, 1996. All references in the accompanying financial statements to the number of shares of common stock and per share amounts have been restated to reflect the reverse stock split.

                       TRUSTED INFORMATION SYSTEMS, INC.
                          "Building A World of Trust"

[tis LOGO]

                                   PART   II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities offered hereby, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the NASD filing fee and the NASDAQ listing fee.

        Securities and Exchange Commission filing fee.....................   $ 15,863
        National Association of Securities Dealers, Inc. filing fee.......      5,100
        NASDAQ listing fee................................................     43,606
        Transfer agent's and registrar's fees.............................      3,500
        Printing expenses.................................................    285,000
        Legal fees and expenses...........................................    250,000
        Accounting fees and expenses......................................    250,000
        Blue Sky filing fees and expenses.................................     35,000
        Miscellaneous expenses............................................     36,931
                                                                             --------
             Total........................................................   $925,000
                                                                             ========


ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS


     Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. The Company's Certificate of Incorporation and Bylaws include provisions to require the Company to indemnify its directors and officers to the fullest extent permitted by Section 145, including circumstances in which indemnification is otherwise discretionary. Section 145 also empowers the Company to purchase and maintain insurance that protects its officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

     At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     The Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification by the Underwriters of the Company and its directors and certain officers, and by the Company of the Underwriters, for certain liabilities arising under the Securities Act of 1933, as amended (the "Act"), or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the Company has issued unregistered securities in the transactions described below. Securities issued in such transactions were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Act, relating to sales by an issuer not involving any public offering, or under Rule 701 under the Act. The sales of securities were made without the use of an underwriter and the certificates evidencing the shares bear a restrictive legend permitting the transfer thereof only upon registration of the shares or an exemption under the Act.


     (1) From January 1, 1993 through September 15, 1996, the Company issued an aggregate of 629,582 shares of Common Stock to various employees for aggregate consideration of $319,752 upon exercise of options granted pursuant to the Company's Amended and Restated Employee Stock Option Plan.



     (2) From January 1, 1993 through September 15, 1996, the Company granted to various employees stock options under the Company's Amended and Restated Employee Stock Option Plan, Amended and Restated 1996 Stock Option Plan and Amended and Restated Directors' Stock Option Plan for an aggregate of 3,187,536 shares of Common Stock exercisable at prices ranging from $.50 to $7.04 per share, of which options for 629,582 shares have been exercised and options for 1,314,355 shares are outstanding.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


EXHIBIT NO.
-----------
    1.1*         -- Form of Underwriting Agreement.
    3.1*         -- Certificate of Incorporation of the Company.
    3.1.1+       -- Certificate of Amendment to Certificate of Incorporation, as filed with the Delaware Secretary of State on October 2, 1996.
    3.2+         -- Amended and Restated Bylaws of the Company.
    4.1+         -- Specimen stock certificate for shares of Common Stock of the Company.
    5.1**        -- Opinion of Piper & Marbury L.L.P. regarding legality of securities being registered.
   10.1*         -- Amended and Restated Employee Stock Option Plan.
   10.2+         -- Amended and Restated 1996 Stock Option Plan.
   10.2.1*       -- Form of Incentive Stock Option Agreement pursuant to 1996 Stock Option
                    Plan.
   10.2.2*       -- Form of Non-Qualified Stock Option Agreement pursuant to 1996 Stock
                    Option Plan.
   10.3+         -- Amended and Restated 1996 Directors' Stock Option Plan.
   10.4*         -- Form of Employee Agreement Regarding Confidentiality and Inventions.
   10.5*         -- Form of Software License and Reseller Agreement.
   10.6*         -- Form of Consulting Services Agreement.
   10.7+         -- Form of Indemnification Agreement by and between the Company and its directors and officers.
   10.8*         -- Construction Loan Agreement dated July 26, 1995, by and between the
                    Company and Mercantile-Safe Deposit and Trust Company.
   10.9*         -- Construction Loan Promissory Note dated July 26, 1995, by and between the Company and Mercantile-Safe Deposit and Trust Company.
   10.10*        -- Deed of Trust and Security Agreement dated July 26, 1995, by and between the Company and Mercantile-Safe Deposit and Trust Company.
   10.11*        -- Security Agreement, dated July 26, 1995, by and among the Company,
                    Mercantile-Safe Deposit and Trust Company and Stephen T. Walker.
   10.12*        -- Personal Guaranty Agreement dated July 26, 1995, by and between Stephen
                    T. Walker and Mercantile-Safe Deposit and Trust Company.
   10.13*        -- Revolving Note issued by the Company on April 4, 1996, to
                    Mercantile-Safe Deposit and Trust Company.
   10.14*        -- Security Agreement dated April 4, 1996, by and between the Company and
                    Mercantile-Safe Deposit and Trust Company.
   10.15*        -- Revolving Note issued by the Company on April 4, 1996, to
                    Mercantile-Safe Deposit and Trust Company.
   10.16.1+      -- Security Agreement as of August 27, 1996, by and between the Company and Mercantile-Safe Deposit and Trust Company.
   10.16.2+      -- Revolving Note issued by the Company as of August 27, 1996, to
                    Mercantile-Safe Deposit and Trust Company.
   10.17*        -- Office Building Lease dated February 1, 1990, by and between the
                    Company and Perini Investment Properties, Inc.
   10.18*        -- Lease Amendment I dated May 26, 1994, by and between the Company and
                    Robert R. Walker, Jr., Receiver (relating to exhibit 10.17).
   10.19*        -- Standard Lease dated April 12, 1989, by and between the Company and R&B
                    Property Holding Company.
   10.20*        -- Amendment to Lease effective November 1, 1992, by and between the
                    Company and R&B Property Holding Company (relating to exhibit 10.19).
   10.21*        -- Lease Agreement dated as of October 3, 1995, by and between Trusted
                    Information Systems (UK) Limited and Theale Estates Limited.
   10.22*        -- Deed dated July 17, 1996, by and between the Company and Glenwood
                    Associates Limited Partnership.

EXHIBIT NO.
-----------
   10.22.1*      -- Promissory Note issued by the Company on July 17, 1996, to Glenwood
                    Associates Limited Partnership.
   10.22.2*      -- Deed of Trust and Security Agreement dated December 1, 1993, by and between Glenwood Associates Limited Partnership and Mercantile-Safe
                    Deposit and Trust Company.
   10.22.3*      -- Promissory Note issued by Glenwood Associates Limited Partnership on
                    December 1, 1993 to Mercantile-Safe Deposit and Trust Company.
   10.23*        -- Deed and Confirmatory Deed dated July 26, 1995, by and between the
                    Company and Stephen T. Walker.
   10.24*        -- Agreement and Plan of Merger dated May 30, 1996.
   11.1*         -- Statement of computation of earnings per share.
   21.1+         -- Subsidiaries of the Company.
   23.1+         -- Consent of Ernst & Young LLP.
   23.2**        -- Consent of Piper & Marbury L.L.P. (to be included as part of Exhibit
                    5.1 hereto).
   24.1*         -- Power of Attorney (included in signature pages)
   27*           -- Financial Data Schedule


  (b) Financial Statement Schedules

         None required.
---------------
 + Filed herewith.

 * Previously filed pursuant to the Company's Registration Statement (Registration No. 333-5419).

** To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     A. The undersigned Company hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     C. The Company hereby undertakes that: (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Glenwood, County of Howard, State of Maryland, on the 4th day of October, 1996.


                                          TRUSTED INFORMATION SYSTEMS, INC.

                                          By:      /s/ STEPHEN T. WALKER
                                            ------------------------------------
                                                     STEPHEN T. WALKER
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


                SIGNATURE                                  TITLE                       DATE
------------------------------------------   ---------------------------------   ----------------
          /s/ STEPHEN T. WALKER              President, Chief Executive          October 4, 1996
------------------------------------------   Officer, Chairman of the Board
            STEPHEN T. WALKER                and Director

                    *                        Executive Vice President and        October 4, 1996
------------------------------------------   Chief Operating Officer,
            MARTHA A. BRANSTAD               President of the Advanced
                                             Research and Engineering Division
                                             and Director

                    *                        Executive Vice President,           October 4, 1996
------------------------------------------   President of the Commercial
             HARVEY L. WEISS                 Division, Secretary and Director

           /s/ RONALD W. KAISER              Executive Vice President and        October 4, 1996
------------------------------------------   Chief Financial Officer
             RONALD W. KAISER                (Principal Financial and
                                             Accounting Officer)

                    *                        Director                            October 4, 1996
------------------------------------------
             GERALD J. POPEK

                    *                        Director                            October 4, 1996
------------------------------------------
             CHARLES W. STEIN

*By:         /s/ STEPHEN T. WALKER
    --------------------------------------
            STEPHEN T. WALKER
             ATTORNEY IN FACT

                                 EXHIBIT INDEX

                       TRUSTED INFORMATION SYSTEMS, INC.

                                                                                        SEQUENTIALLY
                                                                                          NUMBERED
EXHIBIT NO.                                 DESCRIPTION                                     PAGE
-----------    ----------------------------------------------------------------------   -------------


   1.1*        Form of Underwriting Agreement. ......................................
   3.1*        Certificate of Incorporation of the Company. .........................
   3.1.1+      Certificate of Amendment to Certificate of Incorporation, as filed with the Delaware Secretary of State on October 2, 1996. .............
   3.2+        Amended and Restated Bylaws of the Company. ..........................
   4.1+        Specimen stock certificate for shares of Common Stock of the
               Company. .............................................................
   5.1**       Opinion of Piper & Marbury L.L.P. regarding legality of securities being registered. ....................................................
  10.1*        Amended and Restated Employee Stock Option Plan. .....................
  10.2+        Amended and Restated 1996 Stock Option Plan. .........................
  10.2.1*      Form of Incentive Stock Option Agreement pursuant to 1996 Stock Option
               Plan. ................................................................
  10.2.2*      Form of Non-Qualified Stock Option Agreement pursuant to 1996 Stock
               Option Plan. .........................................................
  10.3+        Amended and Restated 1996 Directors' Stock Option Plan. ..............
  10.4*        Form of Employee Agreement Regarding Confidentiality and
               Inventions. ..........................................................
  10.5*        Form of Software License and Reseller Agreement. .....................
  10.6*        Form of Consulting Services Agreement. ...............................
  10.7+        Form of Indemnification Agreement by and between the Company and its directors and officers. ..............................................
  10.8*        Construction Loan Agreement dated July 26, 1995, by and between the
               Company and Mercantile-Safe Deposit and Trust Company. ...............
  10.9*        Construction Loan Promissory Note dated July 26, 1995, by and between the Company and Mercantile-Safe Deposit and Trust Company. ...........
  10.10*       Deed of Trust and Security Agreement dated July 26, 1995, by and between the Company and Mercantile-Safe Deposit and Trust Company. ...
  10.11*       Security Agreement, dated July 26, 1995, by and among the Company,
               Mercantile-Safe Deposit and Trust Company and Stephen T. Walker. .....
  10.12*       Personal Guaranty Agreement dated July 26, 1995, by and between
               Stephen T. Walker and Mercantile-Safe Deposit and Trust Company. .....
  10.13*       Revolving Note issued by the Company on April 4, 1996, to
               Mercantile-Safe Deposit and Trust Company. ...........................
  10.14*       Security Agreement dated April 4, 1996, by and between the Company and
               Mercantile-Safe Deposit and Trust Company. ...........................
  10.15*       Revolving Note issued by the Company on April 4, 1996, to
               Mercantile-Safe Deposit and Trust Company. ...........................
  10.16.1+     Security Agreement as of August 27, 1996, by and between the Company and Mercantile-Safe Deposit and Trust Company. .......................
  10.16.2+     Revolving Note issued by the Company as of August 27, 1996, to
               Mercantile-Safe Deposit and Trust Company. ...........................
  10.17*       Office Building Lease dated February 1, 1990, by and between the
               Company and Perini Investment Properties, Inc. .......................
  10.18*       Lease Amendment I dated May 26, 1994, by and between the Company and
               Robert R. Walker, Jr., Receiver (relating to exhibit 10.17). .........
  10.19*       Standard Lease dated April 12, 1989, by and between the Company and
               R&B Property Holding Company. ........................................
  10.20*       Amendment to Lease effective November 1, 1992, by and between the
               Company and R&B Property Holding Company (relating to exhibit
               10.19). ..............................................................
  10.21*       Lease Agreement dated as of October 3, 1995, by and between Trusted
               Information Systems (UK) Limited and Theale Estates Limited. .........

                                                                                        SEQUENTIALLY
                                                                                          NUMBERED
EXHIBIT NO.                                 DESCRIPTION                                     PAGE
-----------    ----------------------------------------------------------------------   -------------
  10.22*       Deed dated July 17, 1996, by and between the Company and Glenwood
               Associates Limited Partnership. ......................................
  10.22.1*     Promissory Note issued by the Company on July 17, 1996, to Glenwood
               Associates Limited Partnership. ......................................
  10.22.2*     Deed of Trust and Security Agreement dated December 1, 1993, by and between Glenwood Associates Limited Partnership and Mercantile-Safe
               Deposit and Trust Company. ...........................................
  10.22.3*     Promissory Note issued by Glenwood Associates Limited Partnership on
               December 1, 1993 to Mercantile-Safe Deposit and Trust Company. .......
  10.23*       Deed and Confirmatory Deed dated July 26, 1995, by and between the
               Company and Stephen T. Walker. .......................................
  10.24*       Agreement and Plan of Merger dated May 30, 1996. .....................
  11.1*        Statement of computation of earnings per share. ......................
  21.1+        Subsidiaries of the Company. .........................................
  23.1+        Consent of Ernst & Young LLP. ........................................
  23.2**       Consent of Piper & Marbury L.L.P. (to be included as part of Exhibit
               5.1 hereto). .........................................................
  24.1*        Power of Attorney (included in signature pages).......................
  27*          Financial Data Schedule...............................................


---------------
 + Filed herewith.

 * Previously filed pursuant to the Company's Registration Statement (Registration No. 333-5419).

** To be filed by amendment.